UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

SIGNATURES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Years then Ended

SUPPLEMENTAL SCHEDULES:
Schedule of Assets (Held at End of Year) as of December 31, 2007
Schedule of Assets (Acquired and Disposed of Within Year) for Plan Year ended December 31, 2007

EXHIBITS:
Exhibit Index

Consent of Independent Registered Public Accounting Firm

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

    By:                        /s/ Stephan T. Haynes
Stephan T. Haynes, Secretary

Date: June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of American Electric Power System Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the financial statements include investments in commingled funds valued at $1,180 million (37% of net assets) and $892 million (30% of net assets) as of December 31, 2007 and 2006, respectively.  Of these balances, $54 million and $46 million were invested as of December 31, 2007 and 2006, respectively, in the JPMorgan real estate investment fund.  The remaining portion of the commingled funds’ underlying investments were funds investing in equity securities and bonds.  Additionally, the financial statements include investments in a managed income fund valued at $828 million (26% of net assets) and $848 million (29% of net assets) as of December 31, 2007 and 2006, respectively.  This fund invests in bond funds and guaranteed investment contracts whose fair values have been estimated by management in absence of readily determinable fair values.  Management’s estimates regarding the fair value of these commingled and managed income funds are based on information provided by the fund managers.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets held as of December 31, 2007, and (2) assets acquired and disposed for the Plan year ending December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

                /s/ Deloitte & Touche LLP

                Deloitte & Touche LLP

Columbus, Ohio
June 30, 2008

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments:
Participant – directed investments (at fair value)	$3,127,587,464	$2,895,323,884
Participant Loans	58,519,891	55,239,294
Total Investments	$3,186,107,355	$2,950,563,178

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$3,186,107,355	$2,950,563,178

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET INVESTMENT INCOME
Interest	$49,794,619	$44,815,428
Dividends	23,187,005	29,661,277
Net Appreciation in Fair Value of Investments	152,440,809	216,080,147
TOTAL	225,422,433	290,556,852

CONTRIBUTIONS
Participants	159,162,020	145,140,492
Employer	64,382,410	60,107,657
TOTAL	223,544,430	205,248,149

Distributions To Participants	(206,175,376)	(377,061,437)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(772,380)	(480,436)
Investment Advisory and Management Fees	(6,047,575)	(3,501,192)
Other Fees	(427,355)	(259,128)
TOTAL	(7,247,310)	(4,240,756)

INCREASE IN NET ASSETS	235,544,177	114,502,808

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	2,950,563,178	2,836,060,370

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$3,186,107,355	$2,950,563,178

See notes to financial statements.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.           PLAN DESCRIPTION

The following description of the American Electric Power System Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978.  The Plan covers eligible regularly scheduled full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (“AEP” or the “Company”).  Eligible employees may enroll in the Plan upon commencement of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, eligible employees participating in the Plan may make contributions (as pre-tax, after-tax or, effective beginning July 1, 2006, designated Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within IRS limits).  Participants who are age 50 and older are able to save additional pre-tax or Roth 401(k) dollars; the catch-up contribution limit was $5,000 for 2007 and 2006.  The Company contributes to the Plan, on behalf of each participant, an amount equal to 75% of the participant’s contributions up to 6% of the participant’s eligible compensation for each payroll period, subject to certain limitations.  All contributions are deposited to the American Electric Power System Retirement Savings Plan Trust after each pay period.  The Plan, in a manner consistent with the requirements under section 401 et seq., of the Internal Revenue Code, restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan.  Participants are allowed to change investment elections, change investment percentages in the funds, or move existing fund balances on a daily basis.  Participants are immediately vested in their pre-tax, after-tax, Roth 401(k) and the Company matching contributions, including earnings thereon.

American Electric Power Service Corporation (“AEPSC”) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor).  AEPSC is a wholly-owned subsidiary of AEP.  Until July 1, 2006, Fidelity Management Trust Company (“Fidelity”) was the trustee for all funds and the record keeper for the entire Plan.

Effective July 1, 2006, Fidelity Management Trust Company was replaced by JP Morgan Chase Bank N.A. as custodian and trustee and JP Morgan Retirement Plan Services LLC as record keeper with respect to the Plan.  Also effective July 1, 2006, the investment options offered by the Plan were changed to a series of separately managed accounts, interests in commingled and collective trusts and self-directed mutual fund brokerage accounts for which JP Morgan affiliates provide custody, trustee, recordkeeping and other services.

The AEP Stock Fund, a Plan investment option, is an Employee Stock Ownership Plan (“ESOP”).  As a result, participants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvested in the fund.  The dividend payouts are made periodically, but no less often than annually, and are treated as ordinary income for tax purposes.  The 10 percent early withdrawal penalty for individuals under age 59-1/2 does not apply to these dividend payouts.

Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis.  Participants may change their payroll contribution elections coinciding with Company payroll periods. Excluding their pre-tax and Roth 401(k) contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including Company matching contributions, which are immediately vested.  Pre-tax and Roth 401(k) contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship (as defined by the Plan) or termination of employment.  Individual participant accounts are maintained for each Plan participant.  Each participant’s account is credited with an allocation of Company contributions, his or her employee contribution, and Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may borrow from their savings plan accounts, a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance.  Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between.  Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal.  For loans taken before July 1, 2006, the interest rate is in effect as of the first business day of the calendar quarter in which the loan is taken.  For loans taken after July 1, 2006, the interest rate is in effect as of the first business day of the calendar month in which the loan is taken.  Active employees make principal and interest payments through payroll deductions.

Retirees/surviving spouses may make monthly loan payments using a coupon book or through automatic withdrawal from their bank account.  Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subjected to income taxes and possibly penalty taxes.

2.           ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting, in conformity with account principles generally accepted in the United States of America.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Investments are reported in the Statements of Net Assets Available for Benefits at fair value, except for its benefit responsive investment contract investments, which are stated at contract value.

Quoted market prices are used to value investments (including, but not limited to, the shares of AEP common stock held in the AEP Stock Fund), except investments in registered investment companies, collective trust funds or commingled funds, which are stated at estimated fair values based on the value of the underlying securities and assets as provided by the Trustee.  All participant loans are valued at the outstanding loan balances.

The Managed Income Fund includes investment contracts valued at contract value, which is equal to cost (contributions), plus interest, less withdrawals.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP AAG INV-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006.  The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to the market quarterly.  Accordingly, contract value approximates fair value.

Purchases and sales of securities have been recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  These amounts are reinvested by the Trustee in the same funds that generated such income with the exception of the AEP Stock Fund, which pays out or reinvests dividends at the direction of each participant.

Administrative and Management Fees paid to JPMorgan for 2007 totaled $2,860,390 and such fees paid to both Fidelity and JPMorgan for 2006 totaled $1,941,205.  The structure for the payment of the Plan’s administrative and management fees changed in connection with the transition from Fidelity to JPMorgan effective July 1, 2006 (as described in Footnote 1).  Prior to July 1, 2006, the Plan was not charged separate fees to Fidelity for recordkeeping services.  Fidelity received compensation in the form of management fees directly from the Plan’s holdings in various mutual funds as many of the holdings were managed by Fidelity.  Effective July 1, 2006, the Plan directly pays for administrative, recordkeeping and management fees.

Distributions are recorded when paid.  There were no material amounts due to participants who requested distributions from the Plan as of December 31, 2007 and 2006.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets.  Actual results could differ from those estimates.

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.           INVESTMENT CONTRACTS

During the six month period ended June 30, 2006, the Plan had a Managed Income Fund with Fidelity as trustee, which invested primarily in fully benefit responsive investment contracts.  Fidelity maintained the assets in a custodian account.  There were no reserves against contract value for credit risk of the contract issuer or otherwise. The account was credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 5.65% to 4.05% for 2006).  The average yield for each investment contract ranged from 5.04% to 4.16% for fiscal years ending December 31, 2006.  All investment contracts maintained by Fidelity were terminated in June of 2006 as part of the transfer of recordkeeping and investment functions from Fidelity to JPMorgan Retirement Plan Services LLC.

At December 31, 2007, the Managed Income Fund provides a self managed stable value investment option to participants that includes synthetic guaranteed investment contracts (“GIC”) which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.  The Plan entered into four synthetic GIC contracts in July 2006.  The synthetic GIC contracts include underlying assets, which are held in a trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by four banking institutions. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than 0%. Certain events such as plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.  During the year ended December 31, 2007, the credited rate and the average yield based on annualized earnings and interest credited to participants was 5.34% and 5.06%, respectively.  During the six months ended December 31, 2006, the credited rate and average yield based on annualized earnings and interest credited to participants was 5.50% and 5.29%, respectively.

As of December 31, 2007 and December 31, 2006, the Fund had approximately $20 million and $10 million invested in guaranteed investment contracts, respectively.

4.           INVESTMENTS

The Plan utilizes various investment instruments, including common stock, bonds, commingled funds, managed income funds and investment contracts.  The financial statements include investments in commingled funds valued at $1,180 million (37% of net assets) and $892 million (30% of net assets) as of December 31, 2007 and 2006, respectively.  Of these balances, $54 million and $46 million were invested as of December 31, 2007 and 2006, respectively, in the JPMorgan real estate investment fund.  The remaining portion of the commingled funds’ underlying investments were funds investing in equity securities and bonds.  Additionally, the financial statements include investments in a managed income fund valued at $828 million (26% of net assets) and $848 million (29% of net assets) as of December 31, 2007 and 2006, respectively.  This fund invests in bond funds and guaranteed investment contracts whose fair values have been estimated by management in absence of readily determinable fair values.  Management’s estimates regarding the fair value of these commingled and managed income funds are based on information provided by the fund managers.

5.           INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

Investments exceeding five percent of net assets as of December 31, 2007 and 2006 were:

	2007	2006
American Electric Power Company, Inc. Common Stock	$343,008,731	$401,083,727

Intermediate Bond Fund - JPMorgan Chase Bank	$-	$828,681,084

EB Daily Liquidity Aggregate Bond Index Fund	$229,257,540	$185,242,997

EB Daily Liquidity Stock Index Fund	$418,665,678	$339,905,703

EB Daily Liquidity International Stock Index Fund	$226,251,737	$-

6.           NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2007 and 2006, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2007	2006
Investment at Fair Value:
American Electric Power Company, Inc. – Common Stock	$36,819,913	$50,371,670

Investments at Estimated Fair Value:
Securities, Mutual Funds and Group Annuity, Bank Investment and Other Fixed Income Contracts	$115,620,896	$165,708,477
Total Net Appreciation	$152,440,809	$216,080,147

7.           FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code); therefore, the Plan’s Trust is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on February 15, 2005, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code; provided however, the letter merely acknowledges receipt of (without approving) the provisions intended to satisfy the requirements of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and it contemplates that AEP will make some additional changes to the plan documents that were proposed in correspondence sent to the IRS in connections with its determination letter application.  Those changes were made pursuant to documents signed on May 11, 2005.

On January 30, 2007, the Company submitted an application to the IRS for an updated determination letter with respect to compliance of the Plan and its trust with the applicable requirements of the Code.  That application remains pending.  The Company may timely further amend the Plan so that it remains in compliance with the requirements of the Code.  The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and Company contributions until such amounts are distributed to participants.  Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.  Effective beginning July 1, 2006, employees have the option to make designated Roth Contributions to the Plan, in which case federal income tax does not apply to accumulated earnings distributed as part of a qualified distribution up to specified limits.

8.           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants remain 100 percent vested in their accounts.

9.           EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets involved parties in interest with respect to the Plan, but those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions.  The exempt party-in-interest transactions involving the Plan included the following:  While Fidelity Management Trust Company was acting as trustee custodian and record keeper under the plan, its affiliate was acting as the investment manager or investment advisor with respect to certain mutual funds made available as investment options under the Plan.  While JPMorgan Chase Bank, N.A., was acting as trustee and custodian under the Plan, its affiliates have been acting as investment manager for a number of the Plan’s investment options, the Plan’s record keeper and investment advisor or investment manager for a number of plan participants with respect to the amounts held in their plan.

At December 31, 2007 and 2006, the Plan held 7,367,026 and 9,420,072 shares, respectively of common stock of American Electric Power, Inc., the parent company and Plan Sponsor, with a cost basis of $266,439,970 and $303,523,152, respectively.  During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $12,657,548 and $18,700,272, respectively, related to this investment.

10.          LEGAL ISSUES

Kermit Bridges v. American Electric Power Company, Inc. et al.; John N. Suhayda v. American Electric Power Company, Inc. et al.; and Selena Plentl v. American Electric Power Company, Inc. et al.  In the fourth quarter of 2002 and the first quarter of 2003, three putative class action lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc., certain AEP Executives, and AEP’s ERISA Plan Administrator alleging violations of ERISA in the selection of AEP Stock as an investment alternative and in the allocation of assets to AEP stock.  The complaint requested compensation for losses suffered by the Plan, plus equitable relief, costs, attorney fees and other relief the court considers appropriate.  The ERISA actions were originally pending in Federal District Court in Columbus, Ohio.  In July 2006, following the withdrawal of the other plaintiffs, the Federal District Court entered judgment denying the remaining plaintiff’s motion for class certification and dismissing all claims without prejudice.  In August 2006, the plaintiff filed a notice of appeal of that judgment in the U.S. Court of Appeals for the Sixth Circuit.  In August 2007, the U.S. Court of Appeals for the Sixth Circuit reversed the decision of the Federal District Court, found that the plaintiff did have standing to maintain the litigation, and remanded the case back to the Federal District Court for consideration of the plaintiff's motion for class certification and further proceedings.  In October 2007, the defendants filed a supplemental memorandum in further opposition to the plaintiff’s motion for class certification, which remains pending.  The outcome of the litigation cannot be determined at this time.

       AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Number of SHARES/UNITS	FAIR VALUE
INVESTMENT CONTRACTS:
Stable Value Wrap Bank of America variable annual yield (5.5% at December 31, 2007) with an indeterminate maturity date	-	$5,016,981
Stable Value Wrap UBS variable annual yield (5.5% at December 31, 2007) with an indeterminate maturity date	-	5,016,981
Stable Value Wrap IXIS variable annual yield (5.5% at December 31, 2007) with an indeterminate maturity date	-	5,016,981
Stable Value Wrap State Street Bank variable annual yield (5.5% at December 31, 2007) with an indeterminate maturity date	-	5,016,981
Subtotal		$20,067,924

Intermediate Bond Fund- JPMorgan Chase Bank	-	$794,926,246
U.S. Treasury Notes (4.875%, due at May 31, 2009)		742,899
U.S. Treasury Notes (4.875%, due at June 30, 2009)		569,222
JPMorgan Chase Bank Liquidity Fund	-	11,407,259
Cash		-

TOTAL – INVESTMENT CONTRACTS		$827,713,550

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2007 (continued)

	Number of
AEP STOCK FUND:	SHARES/UNITS			FAIR VALUE
American Electric Power Company, Inc. Common Stock $6.50 par value	7,367,026	Shares			$343,008,731
JP Morgan Liquid Assets Money Market Fund	1,967,665	Units			1,967,665
TOTAL - AEP STOCK FUND					$344,976,396

PARTICIPANT LOANS (interest rate ranging from 5.00% through 9.25% maturing through December 2021)					$58,519,891

	Number of
Identity of Issuer, Borrower, Lessor or Similar Party	SHARES/UNITS			FAIR VALUE
Cash Equivalents
(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	15,375,836	Units			$15,464,515
CASH ACCOUNT	5,615,991	Units			5,615,991
CASH – COMMINGLED FUNDS	1,895,233	Units			1,895,233
Cash	(1,072,829)	Units		*	(1,072,829)
Total Cash Equivalents					$21,902,910

Common/Collective Trusts
Alliance Bernstein Int’l Style Blend	8,354,369	Units			122,558,590
EB Daily Liquidity Aggregate Bond Index Fund	1,415,817	Units			229,257,540
EB Daily Liquidity Stock Index Fund	1,256,571	Units			418,665,678
Income - EB Daily Liquidity International Stock Index Fund	1,779,762	Units			226,251,737
Income - EB Daily Liquidity Small Cap Stock Index Fund	850,960	Units			91,006,394
JPMCB Emerging Markets	294,841	Units			15,647,202
JPMCB Liquidity Fund	8,526,920	Units			8,526,920
JPMCB Strategic Property Fund	28,752	Units			53,871,656
JPMCB US Real Estate Securities Fund	412,389	Units			14,462,486
Total Common/Collective Trusts					$1,180,248,203

Derivatives
W/CALL EURO DOLLAR FUT OPT 95.000DUE 17/MAR/2008	(7)	Units		*	(13,475)
W/CALL US TREASURY NOTE 10 111.000DUE 22/FEB/2008	(11)	Units		*	(31,281)
W/CALL US TREASURY NOTE 10 114.000DUE 22/FEB/2008	(1)	Units		*	(1,125)
W/PUT US TREASURY NOTE 10 109.000DUE 22/FEB/2008	(3)	Units		*	(422)
W/PUT US TREASURY NOTE 10 108.000DUE 22/FEB/2008	(7)	Units		*	(438)
W/PUT US TREASURY NOTE 10 107.000DUE 22/FEB/2008	(4)	Units		*	(188)
W/CALL US TRAS NTS 5 YERS 110.000DUE 22/FEB/2008	(2)	Units		*	(2,250)
W/PUT EURO DOLLAR OPTION 95.500DUE 17/MAR/2008	(7)	Units		*	(963)
W/PUT EURO DOLLAR OPTION 95.500DUE 16/JUN/2008	(1)	Units		*	(88)
W/PUT USA TREAS NTS FUT 10 110.500DUE 22/FEB/2008	(18)	Units		*	(6,188)
W/CALL USA TREAS NTS FUT 10 116.000DUE 22/FEB/2008	(6)	Units		*	(3,281)
W/PUT USA TREAS NTS FUT 10 111.000DUE 22/FEB/2008	(2)	Units		*	(906)
W/PUT USA TREAS NTS FUT 10 110.000DUE 22/FEB/2008	(1)	Units		*	(250)
W/PUT USA TREAS NTS FUT 10 109.500DUE 22/FEB/2008	(10)	Units		*	(1,875)
W/CALL USA TREAS NTS FUT 10 114.000DUE 22/FEB/2008	(7)	Units		*	(7,875)
W/PUT USA TREAS NTS FUT 10 109.000DUE 22/FEB/2008	(9)	Units		*	(1,266)
W/CALL USA TREAS NTS FUT 10 113.500DUE 22/FEB/2008	(16)	Units		*	(21,250)
W/PUT USA TREAS NTS FUT 10 107.000DUE 22/FEB/2008	(3)	Units		*	(141)
W/PUT USA TREAS NTS FUT 10 112.000DUE 22/FEB/2008	(11)	Units		*	(8,250)
W/PUT USA TREAS BDS 115.000DUE 22/FEB/2008	(1)	Units		*	(1,406)
W/PUT USA TREAS BDS 112.000DUE 22/FEB/2008	(1)	Units		*	(578)
W/CALL USA TREAS BDS OPT 116.000DUE 22/FEB/2008	(3)	Units		*	(6,656)
W/PUT USA TREAS BDS OPT 109.000DUE 22/FEB/2008	(3)	Units		*	(609)
W/PUT USA TREAS BDS OPT 108.000DUE 22/FEB/2008	(1)	Units		*	(141)
W/PUT USA TREAS BDS OPT 113.000DUE 22/FEB/2008	(4)	Units		*	(3,125)
W/PUT USA TREAS BDS 114.000DUE 22/FEB/2008	(1)	Units		*	(1,063)
W/PUT USTN 5 YR FUTURE 109.500DUE 22/FEB/2008	(2)	Units		*	(1,219)
W/PUT USTN 5 YR FUTURE 109.000DUE 22/FEB/2008	(7)	Units		*	(3,063)
W/PUT USTN 5 YR FUTURE 108.000DUE 22/FEB/2008	(2)	Units		*	(406)
W/PUT USTN 5 YR FUTURE 107.000DUE 22/FEB/2008	(2)	Units		*	(156)
Total Derivatives					$(119,934)

Corporate Stocks
3M CO COM STK USD0.01	20,900	Units			1,762,288
AARON RENTS INC COM VTG USD0.5	9,300	Units			179,081
ABB LTD ADR EACH REPR I CHF2.50(SPON)	71,300	Units			2,053,440
ABBOTT LABS COM NPV	79,700	Units			4,475,155
ABERCROMBIE & FITCH CO CLASS'A'COM STK USD0.01	2,110	Units			168,737
ABM INDUSTRIES INC COM STK USD0.01	8,530	Units			173,927
ACCENTURE COM STK CLS'A'USD0.0000225	41,100	Units			1,480,833
ACCO BRANDS CORP COM STK USD0.01	18,950	Units			303,958
ACE LTD COM STK NPV	36,700	Units			2,277,235
ACUITY BRANDS INC COM STK USD0.01	13,385	Units			602,325
ACXIOM CORP COM STK USD0.10	12,410	Units			145,569
ADOBE SYSTEMS INC COM STK USD0.0001	144,300	Units			6,165,939
ADVANCE AMER CASH ADVANCE CTRS INC COM USD0.01	6,700	Units			68,072
ADVANCE AUTO PARTS INC COM STK USD0.0001	8,545	Units			325,150
ADVANTA CORP CLASS'B'NON VTG USD0.01	9,762	Units			78,779
AETNA INC NEW COM STK USD0.001	40,800	Units			2,355,384
AFC ENTERPRISES INC COM STK USD0.001	3,000	Units			33,960
AFFILIATED MANAGERS GROUP INC COM STK USD0.01	13,200	Units			1,550,472
AFFYMETRIX INC COM STK USD0.01	44,200	Units			1,022,788
AIR METHODS CORP COM STK USD0.06	2,400	Units			119,208
AIR PRODUCTS & CHEMICALS INC COM STK USD1	7,900	Units			782,179
AKAMAI TECHNOLOGIES COM STK USD0.01	83,800	Units			2,899,480
ALCON INC CHF0.20	25,400	Units			3,633,216
ALEXANDRIA REAL ESTATE EQUITIES INC COM STK USD0.01	2,000	Units			204,900
ALLIANCE IMAGING INC COM STK USD0.01	12,405	Units			119,336
ALLIANT TECHSYSTEMS INC COM STK USD0.01	2,520	Units			286,675
ALLIANZ SE ADR EACH REP 1/10 ORD SH	103,300	Units			2,195,125
ALLIED WASTE INDUSTRIES INC COM STK USD0.01	28,145	Units			310,158
ALLSTATE CORP COM USD0.01	42,100	Units			2,212,943
ALPHARMA INC CLASS'A'COM STK USD0.20	12,530	Units			252,480
ALTRIA GROUP INC COM STK USD0.333	29,300	Units			2,236,469
AMEDISYS INC COM STK USD0.001	3,979	Units			193,061
AMERICAN EAGLE OUTFITTER COM STK USD0.01	64,100	Units			1,337,767
AMERICAN EQUITY INVT LIFE HLDG CO COM STK USD1	17,725	Units			146,940
AMERICAN EXPRESS CO COM USD0.20	41,800	Units			2,174,436
AMERICAN INTERNATIONAL GROUP INC COM STK USD2.50	93,100	Units			5,427,730
AMERISOURCEBERGEN CORP COM STK NPV	50,500	Units			2,265,935
AMERISTAR CASINOS INC COM STK USD0.01	3,700	Units			101,898
AMPHENOL CORP CLASS'A'COM STK USD0.001	78,800	Units			3,655,239
ANHEUSER-BUSCH COS COM USD1	42,200	Units			2,208,748
ANNTAYLOR STORES CORP COM STK USD0.0068	4,600	Units			117,576
ANWORTH MORTGAGE ASSET CORP COM STK USD0.01	23,490	Units			196,846
APARTMENT INVESTMENT & MANAGEMENT COM STK USD0.01 CLASS'A'	11,900	Units			443,156
APOGEE ENTERPRISES INC COM STK USD0.33 1/3	4,300	Units			73,573
APOLLO INVESTMENT CORP COM STK USD0.001	20,335	Units			346,712
APPLE INC COM STK NPV	31,400	Units			6,219,712
APTARGROUP INC COM STK USD0.01	45,200	Units			1,849,132
ARES CAPITAL CORP COM STK USD0.001	16,185	Units			236,787
ARGO GROUP INTL HLDGS COM STK USD0.01	5,319	Units			224,089
ARROW ELECTRONICS INC COM STK USD1	42,525	Units			1,670,382
ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	20,550	Units			309,278
ASHLAND INC COM STK USD1	17,100	Units			811,053
ASPEN INSURANCE HLDGS COM STK USD0.15144558	18,515	Units			533,973
ASSURANT INC COM STK USD0.01	6,260	Units			418,794
ASTRAZENECA ADR EACH REP 1 ORD USD0.25(MGT)	44,200	Units			1,892,644
ATMEL CORP COM STK USD0.001	172,400	Units			744,768
ATMI INC COM STK USD0.01	3,600	Units			116,100
ATWOOD OCEANICS INC COM STK USD1	8,600	Units			862,064
AUTODESK INC COM STK NPV	52,200	Units			2,597,472
AUTOLIV INC COM STK USD1	31,700	Units			1,670,907
AUTOZONE INC COM STK USD0.01	15,200	Units			1,822,632
AVID TECHNOLOGIES INC COM STK USD0.01	5,660	Units			160,404
AVNET INC COM STK USD1	38,020	Units			1,329,559
BALL CORP COM STK NPV	16,100	Units			724,500
BANK OF HAWAII CORP COM STK USD2	3,200	Units			163,648
BANKUNITED FINANCIAL CORP COM STK USD0.01 CLASS'A'	36,495	Units			251,816
BANNER CORP COM STK USD0.01	2,500	Units			72,525
BARR PHARMACEUTICALS INC COM STK USD0.01	30,700	Units			1,630,170
BAXTER INTL INC COM USD1	55,700	Units			3,245,696
BECKMAN COULTER INC COM STK USD0.10	23,646	Units			1,721,429
BEL FUSE INC CLASS'B'SHS USD0.1	4,000	Units			117,080
BELDEN INC COM STK USD0.01	11,485	Units			511,536
BENCHMARK ELECTRONICS INC COM STK USD0.10	8,270	Units			146,627
BERKLEY(W.R.)CORP COM STK USD0.20	33,000	Units			985,380
BIG 5 SPORTING GOODS CORP COM STK USD0.01	3,400	Units			49,028
BIO RAD LABORATORIES INC CLASS'A'COM STK USD0.0001	1,100	Units			113,982
BJ SERVICES COM STK USD0.10	39,700	Units			965,107
BJS WHOLESALE CLUB INC COM STK USD0.01	10,975	Units			371,284
BLACK BOX CORP COM STK USD0.001	4,700	Units			170,329
BLOCK(H & R) INC COM STK NPV	14,540	Units			270,008
BOEING CO COM STK USD5	21,900	Units			1,915,374
BOK FINANCIAL CORP COM STK USD0.00006	2,500	Units			129,250
BORG-WARNER INC COM STK USD0.01	40,400	Units			1,955,764
BRADY CORP 'A'NON.V USD0.01	9,890	Units			347,040
BRISTOW GROUP INC COM STK USD0.01	8,620	Units			488,323
BROADRIDGE FINANCIAL SOL COM STK NPV	16,085	Units			361,803
BROOKS AUTOMATION INC	62,400	Units			824,304
BROWN SHOE CO INC COM STK USD3.75	8,545	Units			130,241
BUCYRUS INTERNATIONAL INC COM STK USD0.01	14,300	Units			1,421,277
CABLEVISION SYSTEMS CORP NY GROUP COM STK USD0.01	65,500	Units			1,604,750
CABOT CORP COM STK USD1	2,400	Units			80,016
CABOT OIL & GAS CO COM USD0.10	4,800	Units			193,776
CACI INTL INC CLASS A COM	12,000	Units			537,240
CADENCE DESIGN SYSTEMS INC COM STK USD0.01	101,100	Units			1,719,711
CAE INC COM NPV	120,400	Units			1,609,748
CAMBREX CORP COM STK USD0.10	8,500	Units			71,230
CAMECO CORP COM NPV	80,000	Units			3,188,868
CARLISLE COS INC COM STK USD1	19,600	Units			725,788
CARTERS INC COM STK USD0.01	83,700	Units			1,619,595
CEC ENTERTAINMENT COM STK USD0.10	6,300	Units			163,548
CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO(SPON)	31,688	Units			819,135
CENTENNIAL COMMUNICATIONS CORP CLASS'A'COM STK USD0.01	101,100	Units			939,219
CENTRAL PAC FINL CORP COM	6,600	Units			121,836
CEPHALON INC COM STK USD0.01	18,700	Units			1,341,912
CHAMPION ENTERPRISES INC COM STK USD1	37,330	Units			351,649
CHARLOTTE RUSSE HLDG INC COM STK USD0.01	15,735	Units			254,120
CHARMING SHOPPES INC COM STK USD0.10	57,425	Units			310,669
CHECKPOINT SYSTEMS COM STK USD0.10	5,100	Units			132,498
CHEVRON CORP COM STK USD0.75	24,400	Units			2,277,252
CHICAGO BRIDGE & IRON CO N.V. EUR0.01 (REG)	1,600	Units			96,704
CHILDRENS PLACE RETAIL STORE INC COM STK USD0.10	1,610	Units			41,747
CIBER INC COM STK USD0.01	23,100	Units			141,141
CIENA CORP COM STK USD0.01.	40,900	Units			1,395,099
CIGNA CORP COM STK USD0.25	46,700	Units			2,509,658
CIMAREX ENERGY CO COM STK USD0.01	3,400	Units			144,602
CINCINNATI BELL NC USD0.01	251,700	Units			1,195,575
CISCO SYSTEMS INC COM STK USD0.001	194,100	Units			5,254,287
CIT GROUP INC COM STK USD0.01	82,700	Units			1,987,281
CITIGROUP INC COM STK USD0.01	71,200	Units			2,096,128
CITIZENS REPUBLIC BANCORP INC COM STK NPV	16,600	Units			240,866
CLARCOR INC COM STK USD1	8,700	Units			330,339
CLEVELAND CLIFFS INC COM STK USD1	16,500	Units			1,663,200
CME GROUP INC COM STK USD0.01 CLASS'A'	2,800	Units			1,920,800
CMS ENERGY CORP COM STK USD0.01	58,200	Units			1,011,516
CNET NETWORKS INC COM STK USD0.0001	79,500	Units			726,630
COACH INC COM STK USD0.01	76,500	Units			2,339,370
COGNEX CORP COM STK USD0.002	29,600	Units			596,440
COGNIZANT TECHNOLO COM CL'A'USD0.01	40,400	Units			1,371,176
COLGATE-PALMOLIVE CO COM STK USD1	62,100	Units			4,841,316
COLUMBIA BANKING SYSTEMS INC COM STK NPV	2,100	Units			62,433
COMERICA INC COM STK USD5	26,400	Units			1,166,088
COMMSCOPE INC COM STK USD0.01	3,334	Units			164,066
COMPLETE PRODUCTION SERVICES INC COM STK USD0.01	58,300	Units			1,047,651
COMPTON PETROLEUM CORP COM NPV	16,070	Units			147,844
COMPUTER SCIENCES CORP COM STK USD1	46,200	Units			2,285,514
COMSTOCK RESOURCES INC COM STK USD0.50	8,915	Units			303,110
COMTECH TELECOMMUNICATIONS COM STK USD0.10	11,000	Units			594,110
COMVERSE TECHNOLOGY INC COM USD0.10	14,480	Units			249,780
CONOCOPHILLIPS COM STK USD1.25	26,600	Units			2,348,780
CONSECO INC COM STK USD0.01	13,665	Units			171,632
CONSOL ENERGY INC COM STK USD0.01	4,200	Units			300,384
CORE LABORATORIES NV EUR0.01	900	Units			112,248
CORN PRODUCTS INTERNATIONAL INC COM STK USD0.01	3,800	Units			139,650
COSTCO WHOLESALE CORP COM STK USD0.005	29,800	Units			2,078,848
COVENTRY HEALTHCAR COM STK USD0.01	18,800	Units			1,113,900
COWEN GROUP INC COM STK NPV	10,080	Units			95,861
CRANE CO COM STK USD1	39,400	Units			1,690,260
CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT BK)LEVEL II	35,700	Units			2,145,570
CROWN MEDIA HOLDINGS CLASS'A'COM STK USD0.01	42,600	Units			276,900
CSG SYSTEMS INTL INC COM STK USD0.01	4,700	Units			69,184
CUMMINS INC COM STK USD2.50	32,900	Units			4,190,473
CVS CAREMARK CORP COM STK USD0.01	47,300	Units			1,880,175
CYTEC INDUSTRIES INC COM STK USD0.01	6,260	Units			385,491
DARDEN RESTAURANTS INC COM STK NPV	38,800	Units			1,075,148
DAVITA INC COM STK USD0.001	16,910	Units			952,879
DEL MONTE FOODS COM STK USD0.01	24,975	Units			236,264
DELPHI FINANCIAL GROUP INC CLASS'A'COM STK USD0.01	7,400	Units			261,072
DIEBOLD INC COM STK USD1.25	6,080	Units			176,198
DISCOVERY HLDG CO CLASS'A'COM STK USD0.01	50,900	Units			1,279,626
DOMINION RESOURCES INC(VIRGINIA) COM STK NPV	21,200	Units			1,005,940
DOMTAR CORPORATION COM STK USD0.01	21,065	Units			161,990
DONNELLEY(R.R.)& SONS CO COM STK USD1.25	31,300	Units			1,181,262
DREAMWORKS ANIMATION SKG INC CLASS 'A' COM STK USD0.01	31,000	Units			791,740
DRS TECHNOLOGIES INC COM STK USD0.01	8,460	Units			459,124
DST SYSTEMS INC DELAWARE COM STK USD0.01	29,900	Units			2,468,245
DTE ENERGY CO COM STK NPV	20,000	Units			889,800
DUKE REALTY CORP COM STK USD0.01	40,000	Units			1,043,200
EARTHLINK INC COM STK USD0.01	31,970	Units			226,028
EAST WEST BANCORP INC COM STK USD0.01	3,600	Units			87,228
EASTMAN CHEMICAL CO COM STK USD0.01	12,200	Units			750,666
EATON CORP COM USD0.50	23,800	Units			2,307,410
EBAY INC COM STK USD0.001	45,200	Units			1,500,188
EDISON INTERNATIONAL COM STK NPV	17,300	Units			928,578
EDUCATION REALTY TRUST INC COM STK USD0.01	9,400	Units			105,656
EL PASO ELECTRIC CO COM STK NPV	12,300	Units			314,511
ELAN CORP ADR-EACH CNV INTO 1 ORD EUR0.05	49,700	Units			1,092,406
ELECTRONIC ARTS COM STK USD0.01	48,900	Units			2,856,249
ELECTRONICS FOR IMAGING INC COM STK USD0.01	14,400	Units			323,712
EMULEX CORP COM STK USD0.10	20,945	Units			341,822
ENCORE ACQUISITION CO COM STK USD0.01	7,695	Units			256,782
ENDO PHARMACEUTICAL HLDGS INC COM STK NPV	30,700	Units			818,769
ENDURANCE SPECIALTY HLDGS COM STK USD1	11,900	Units			496,587
ENERGEN CORP COM STK USD0.01	11,900	Units			764,337
ENERGY EAST CORP COM STK USD0.01	6,000	Units			163,260
ENERSYS COM USD0.01	10,415	Units			259,958
ENI ADR EACH REP 2 ORD (MGT)	30,100	Units			2,180,143
ENTERCOM COMMUNICATIONS COM STK USD0.01	16,300	Units			223,147
ENTERGY CORP COM STK USD0.01	8,200	Units			980,064
EQUIFAX INC COM STK USD1.25	71,450	Units			2,597,922
EVEREST RE GROUP COM STK USD0.01	4,070	Units			408,628
FAIRCHILD SEMICONDUCTOR INTL INC	23,300	Units			336,219
FAMILY DOLLAR STORES INC COM STK USD0.10	31,200	Units			602,483
FANNIE MAE GOVT AG 8.25% BDS 31/12/49 SER'S'	5,000	Units			128,750
FANNIE MAE NON CUM PRF SER'O'	200	Units			9,219
FED HOME LOAN MTG 8.375% PRF 31/12/12 USD25	6,000	Units			156,900
FEI CO COM STK NPV	3,400	Units			84,422
FERRO CORP COM STK USD1	9,200	Units			190,716
FIRST AMERICAN CORP COM STK USD1	8,220	Units			282,321
FIRST FINANCIAL BANKSHARES INC COM STK USD10	1,500	Units			57,179
FIRST MIDWEST BANCORP COM STK USD0.01	3,900	Units			120,549
FIRST PLACE FINANCIAL/OHIO COM STK USD0.01	6,900	Units			96,531
FIRSTENERGY CORP COM STK USD0.10	14,300	Units			1,034,462
FISERV INC COM STK USD0.01	26,500	Units			1,470,485
FLEXTRONICS INTERNATIONAL ORD USD0.01	74,000	Units			892,440
FLIR SYSTEMS INC COM STK USD0.01	42,054	Units			1,316,290
FLUSHING FINANCIAL CORP COM STK USD0.01	44,700	Units			717,435
FOOT LOCKER INC COM STK USD0.01	46,065	Units			629,248
FOREST OIL CORP COM STK USD0.10	1,100	Units			55,924
FORESTAR REAL ESTATE GROUP INC COM STK USD1	5,500	Units			129,745
FORRESTER RESEARCH INC COM STK USD0.01	3,200	Units			89,664
FOUNDRY NETWORKS INC COM STK USD0.0001	82,800	Units			1,450,656
FREEPORT-MCMORAN COPPER & GOLD INC COM STK USD0.10	8,400	Units			860,496
FRIEDMAN BILLINGS RAMSEY GROUP INC CLASS'A'COM STK USD0.01	110,205	Units			346,044
FULLER(H.B.)CO COM STK USD1	12,400	Units			278,380
G & K SERVICES INC CLASS'A'COM STK USD0.50	7,210	Units			270,519
GAMESTOP CORPORATION NEW CLASS 'A' COM USD0.001	30,100	Units			1,869,511
GAP INC COM STK USD0.05	93,000	Units			1,979,040
GARMIN COM STK USD0.01	5,300	Units			514,100
GENCORP INC COM STK USD0.10	69,700	Units			812,702
GENENTECH INC COM USD0.02	41,100	Units			2,756,577
GENERAL CABLE CORP COM STK USD0.01	13,800	Units			1,011,264
GENERAL COMMUNICATIONS CLASS'A'COM NPV	18,100	Units			158,375
GENERAL DYNAMICS CORP COM STK USD1	17,200	Units			1,530,628
GENERAL ELECTRIC CO. COM STK USD0.06	141,700	Units			5,297,490
GENERAL MILLS INC COM STK USD0.1	37,700	Units			2,148,900
GENWORTH FINANCIAL INC COM STK USD0.001	24,300	Units			618,435
GEVITY HR INC COM USD0.01	20,420	Units			157,030
GILDAN ACTIVEWEAR INC COM NPV	33,300	Units			1,370,628
GILEAD SCIENCES INC COM STK USD0.001	197,200	Units			9,073,172
GLOBAL PAYMENTS INC COM STK USD0.001	6,900	Units			320,988
GOLDMAN SACHS GROUP INC COM STK USD0.01	21,100	Units			4,537,555
GOODRICH CORP COM STK USD5	34,200	Units			2,422,557
GOOGLE INC COM STK USD0.001 CLS'A'	12,700	Units			8,781,796
GRACO INC COM STK USD1	51,500	Units			1,918,890
GRAY TELEVISION INC.	50,900	Units			409,745
GREATBATCH INC COM STK USD0.001	3,361	Units			67,186
GREIF INC COM STK CLASS'A' NPV	1,400	Units			91,910
GRIFFON CORP COM STK USD0.25	13,440	Units			167,328
GROUP 1 AUTOMOTIVE INC COM STK NPV	6,365	Units			151,169
GUARANTY FINANCIAL GROUP INC COM STK USD1.00 'WI'	5,500	Units			88,000
GUESS INC COM STK USD0.01	38,800	Units			1,473,236
GYMBOREE CORP COM STK USD0.001	63,600	Units			1,937,256
HAEMONETICS CORP COM STK USD0.01	6,825	Units			430,112
HANMI FINANCIAL CORP COM STK USD0.001	300	Units			2,658
HANOVER INSURANCE GROUP INC COM STK USD0.01	12,530	Units			573,874
HANSEN NATURAL CORP COM STK USD0.005	17,700	Units			783,933
HARLEYSVILLE GROUP INC COM STK USD1	1,100	Units			38,918
HARMONIC INC COM STK USD0.001	170,400	Units			1,785,792
HARRAHS ENTERTAINMENT INC COM STK USD0.10	13,000	Units			1,153,750
HARRIS CORP COM STK USD1	6,665	Units			417,762
HARRIS STRATEX NETWORKS INC COM STK USD0.01 CLS'A'	11,400	Units			190,380
HARSCO CORP COM STK USD1.25	39,800	Units			2,549,986
HARTE-HANKS INC COM STK USD1	18,400	Units			318,320
HARTFORD FINANCIAL SERVICES GRP INC COM STK USD0.01	24,800	Units			2,173,707
HASBRO INC COM STK USD0.50	63,500	Units			1,624,330
HEALTH CARE REIT INC COM STK USD1	5,661	Units			252,990
HEALTH NET INC COM STK USD0.001	16,100	Units			777,630
HEALTHSPRING USD0.01	8,380	Units			159,639
HEIDRICK & STRUGGLES COM STK USD0.01	18,500	Units			686,535
HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	26,520	Units			1,100,580
HELMERICH & PAYNE INC COM STK USD0.10	46,700	Units			1,871,269
HERCULES OFFSHORE INC COM STK NPV	62,400	Units			1,483,872
HESS CORPORATION COM USD1	24,700	Units			2,494,222
HEWITT ASSOCIATES COM USD0.01 CLASS A	7,710	Units			295,216
HEWLETT-PACKARD CO COM STK USD0.01	129,800	Units			6,561,200
HEXCEL CORP COM STK USD0.01	61,700	Units			1,498,076
HILB ROGAL & HOBBS COM STK NPV	4,880	Units			197,982
HOLOGIC INC COM STK USD0.01	35,605	Units			2,443,927
HOME PROPERTIES INC COM STK USD0.01	8,700	Units			390,195
HORACE MANN EDUCATORS CORP COM STK USD0.001	8,940	Units			169,324
HORNBECK OFFSHORE SERVICES INC COM STK USD0.01	7,826	Units			351,779
HOSPIRA INC COM STK USD0.01	36,800	Units			1,569,152
HUB GROUP INC CLASS'A'COM SHS USD0.01	60,800	Units			1,616,064
HUMAN GENOME SCIENCES COM STK USD0.01	92,500	Units			965,700
HUMANA INC COM STK USD0.166	27,800	Units			2,093,618
IBERIABANK CORP COM STK USD1	3,700	Units			174,233
ICT GROUP INC COM STK USD0.01	8,500	Units			101,575
IDACORP INC COM STK NPV	25,200	Units			887,544
IKON OFFICE SOLUTIONS COM STK NPV	30,180	Units			392,944
IMATION CORP COM STK USD0.01	10,490	Units			220,290
IMS HEALTH INC COM STK USD0.01	35,600	Units			820,224
INFINITY PROPERTY & CASUALTY CORP COM NPV	3,825	Units			138,197
INFOSYS TECHNOLOGIES ADR EACH REPR 1ORD INR5	35,800	Units			1,623,888
ING GROEP N.V. ADR-EACH REPR 1 ORD(SPONS)	55,200	Units			2,147,832
INGRAM MICRO INC CLASS'A'COM STK USD0.01	26,590	Units			479,684
INSIGHT ENTERPRISE INC COM STK USD0.01	16,585	Units			302,510
INTEGRATED DEVICE TECHNOLOGY INC COM STK USD0.001	40,400	Units			456,924
INTERACTIVE DATA CORP COM STK NPV	10,500	Units			346,605
INTERCONTINENTAL EXCHANGE INC COM STK USD0.01	6,700	Units			1,289,750
INTERMEC INC COM STK USD0.01	38,700	Units			785,997
INTERNATIONAL BUS MACH CORP COM STK USD0.20	14,400	Units			1,556,640
INTERNATIONAL FLAVORS & FRAGRANCES COM STK USD0.125	18,400	Units			890,169
INTERNATIONAL GAME TECHNOLOGY COM STK USD0.000625	41,500	Units			1,829,003
INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK USD0.01	11,465	Units			472,129
INVACARE CORP COM STK NPV	14,500	Units			365,581
INVENTIV HEALTH INC COM STK USD0.001	5,100	Units			157,896
INVESCO LTD COM STK USD0.10	74,800	Units			2,347,224
INVITROGEN COM STK USD0.01	18,000	Units			1,681,380
ION GEOPHYSICAL CORPORATION COM STK USD0.01	91,900	Units			1,450,182
IPC HLDGS COM STK USD0.01	29,750	Units			858,883
ISIS PHARMACEUTICAL COM STK USD0.001	66,900	Units			1,053,675
JACK IN THE BOX INC COM STK USD0.01	6,200	Units			159,774
JARDEN CORP COM STK NPV	16,025	Units			378,350
JOHNSON & JOHNSON COM STK USD1	31,100	Units			2,074,370
JOHNSON CONTROLS INC COM STK USD0.01388	44,100	Units			1,595,097
JONES APPAREL GROUP INC COM STK USD0.01	11,465	Units			183,325
JOS A BANK CLOTHIERS COM STK USD0.01	46,856	Units			1,333,053
JOURNAL COMMUNICATIONS INC COM STK USD0.01	25,470	Units			227,702
JPMORGAN CHASE & CO COM STK USD1	48,900	Units			2,134,485
JUNIPER NETWORKS COM STK USD0.00001	61,100	Units			2,028,520
KADANT INC COM STK USD0.01	4,600	Units			136,482
KENNAMETAL INC CAP STK USD1.25	11,400	Units			431,604
KFORCE INC COM STK USD0.01	5,092	Units			49,647
KIMBERLY-CLARK CORP COM STK USD1.25	30,300	Units			2,117,061
KINDRED HEALTHCARE INC COM STK USD0.25	21,475	Units			536,446
KKR FINANCIAL HLDGS LLC COM STK USD0.01	24,024	Units			337,537
KLA TENCOR CORP COM STK USD0.001	17,300	Units			833,168
KNOLL INC COM STK USD1	30,180	Units			495,857
L-1 IDENTITY SOLUTIONS INC COM STK USD0.001	37,700	Units			676,715
LABORATORY CORP OF AMERICA HOLDINGS COM STK USD0.1	28,700	Units			2,167,711
LAKELAND FINANCIAL CORP COM STK USD0.01	3,400	Units			71,060
LAKES ENTERTAINMENT, INC.	38,410	Units			266,181
LAM RESEARCH CORP COM STK USD0.001	101,900	Units			4,405,137
LANCE INC COM STK USD0.833	8,400	Units			171,528
LANDSTAR SYSTEMS INC COM STK USD0.01	2,500	Units			105,375
LAZARD LTD COM STK CLASS 'A' USD0.01	61,600	Units			2,505,888
LEHMAN BROS HLDGS INC COM STK USD0.10	33,800	Units			2,211,872
LENNOX INTERNATIONAL INC COM STK USD0.01	14,890	Units			618,881
LEXINGTON REALTY TRUST COM STK USD0.0001	12,255	Units			209,286
LEXMARK INTERNATIONAL INC CLASS'A'COM STK USD0.01	7,700	Units			268,422
LIFEPOINT HOSPITALS INC COM STK USD0.01	22,205	Units			660,377
LIN TV CORP COM STK USD0.01	78,600	Units			956,562
LINCARE HLDGS INC COM STK USD0.01	25,380	Units			892,361
LINCOLN NATIONAL CORP COM STK USD1.25	15,600	Units			908,232
LIVE NATION INC COM STK USD0.01	27,605	Units			400,825
LOCKHEED MARTIN CORP COM STK USD1	13,400	Units			1,410,484
LODGENET INTERATIVE CORP	48,900	Units			852,816
MAGELLAN HEALTH SERVICES INC	4,240	Units			197,711
MANPOWER INC COM STK USD0.01	42,500	Units			2,418,250
MARATHON OIL CORP COM STK USD1	83,400	Units			5,075,724
MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	86,500	Units			2,962,188
MASSEY ENERGY COM COM STK USD0.625	7,640	Units			273,522
MATTHEWS INTL CORP CLASS'A'COM STK USD1	7,895	Units			370,039
MAX CAPITAL GROUP COM STK USD1	31,905	Units			893,021
MAXIMUS INC COM STK NPV	7,966	Units			307,567
MB FINANCIAL INC COM STK USD0.01	4,400	Units			135,652
MBIA INC COM STK USD1	45,400	Units			882,250
MCAFEE INC COM STK USD0.01	16,910	Units			634,125
MCCLATCHY CO CLASS'A'COM STK USD0.01	12,300	Units			156,210
MCDONALD'S CORP COM STK USD0.01	33,000	Units			1,944,030
MCKESSON CORP COM STK USD0.01	32,400	Units			2,124,468
MDC HLDGS INC COM STK USD0.01	10,405	Units			386,338
MEADWESTVACO CORPORATION COM NPV	24,800	Units			776,240
MEDAREX INC COM STK USD0.01	91,200	Units			950,304
MEDIA GENERAL INC CLASS'A'COM USD5	28,500	Units			605,625
MEMC ELECTRONICS MATERIALS INC COM STK USD0.01	14,700	Units			1,300,803
MENTOR CORP COM STK USD0.10	8,995	Units			353,550
MERCK & CO INC COM STK USD0.01	88,400	Units			5,170,858
MERRILL LYNCH & CO INC COM STK USD1.333	64,400	Units			3,456,992
METLIFE INC COM STK USD0.01	35,500	Units			2,187,510
METTLER TOLEDO COM STK USD0.01	8,300	Units			944,540
MFA MORTGAGE INVESTMENTS COM SHS	50,915	Units			478,533
MICROCHIP TECHNOLOGY COM STK USD0.001	18,600	Units			584,412
MICROSOFT CORP COM STK USD0.00000625	229,800	Units			8,180,880
MICROSTRATEGY INC.	1,600	Units			152,160
MILLENNIUM PHARMACEUTICALS INC COM STK USD0.001	89,700	Units			1,343,706
MILLER(HERMAN) INC COM STK USD0.20	52,500	Units			1,705,913
MINERALS TECHNOLOGIES INC COM STK USD0.10	1,900	Units			127,205
MOLINA HEALTHCARE INC COM STK USD0.001	4,500	Units			174,150
MONEYGRAM INTERNATIONAL INC COM USD0.01	25,960	Units			399,485
MONRO MUFFLER BRAKE INC COM STK USD0.01	3,300	Units			64,317
MONSANTO CO NEW(DELAWARE) COM STK USD0.01	46,500	Units			5,193,585
MOOG INC CLASS'A'(LIM.V)USD1	4,900	Units			224,469
MORGAN STANLEY COM STK USD0.01	45,000	Units			2,389,950
MPS GROUP INC COM STK USD0.01	22,940	Units			250,964
MYLAN INC COM STK USD0.50	36,100	Units			507,566
MYRIAD GENETICS IN COM USD0.01	62,100	Units			2,882,682
NATIONAL FINANCIAL PARTNERS COM STK USD0.10	8,555	Units			391,714
NATIONAL OILWELL VARCO INC COM STK USD0.01	12,400	Units			910,904
NATIONAL SEMICONDUCTOR CORP COM STK USD0.50	58,000	Units			1,316,600
NATIONWIDE FINANCIAL SOLUTIONS INC CLASS'A'COM STK USD0.01	5,535	Units			250,569
NAVIGANT CONSULTING INC COM STK USD0.001	7,200	Units			98,424
NAVIGATORS GROUP INC COM STK USD0.10	2,000	Units			130,000
NEENAH PAPER INC COM STK USD0.01	4,305	Units			125,491
NETWORK APPLIANCE INC COM STK NPV	40,200	Units			1,003,392
NEW YORK TIMES CO COM CLASS'A'STK USD0.10	18,785	Units			329,301
NEWPARK RESOURCES INC COM STK USD0.01	26,685	Units			145,433
NEWS CORP CLASS'A'NON VTG COM STKUSD0.01	42,800	Units			876,972
NII HOLDINGS INC COM STK USD0.001	46,500	Units			2,246,880
NIKE INC CLASS'B'COM STK NPV	79,300	Units			5,112,655
NISOURCE INC COM STK NPV	53,500	Units			1,010,615
NOBLE CORP COM STK USD0.1	36,800	Units			2,079,568
NOBLE ENERGY INC COM USD3.33 1/3	14,800	Units			1,176,896
NOBLE INTERNATIONAL LD COM STK NPV	3,900	Units			63,609
NOKIA CORP ADR EACH REPR 1 EUR0.06	88,300	Units			3,389,837
NORDSON CORP COM STK NPV	3,660	Units			212,819
NORTHROP GRUMMAN CORP COM STK USD1	17,800	Units			1,399,792
NORTHWEST NATURAL GAS CO COM STK USD3.167	5,900	Units			287,094
NOVELLUS SYSTEMS INC COM STK NPV	50,300	Units			1,386,771
NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	39,890	Units			655,393
NUCOR CORP COM STK USD0.40	13,400	Units			801,722
NVIDIA CORP COM STK USD0.001	46,350	Units			1,576,827
NYSE EURONEXT INC COM STK USD0.01	35,000	Units			3,071,950
OCCIDENTAL PETROLEUM CORP COM USD0.20	70,200	Units			5,422,398
OCEANEERING INTERNATIONAL INC COM STK USD0.25	4,800	Units			323,280
OLD DOMINION FREIGHT LINE INC COM STK USD0.10	5,200	Units			120,172
OLIN CORP COM STK USD1	10,010	Units			193,493
OMNICARE INC COM STK USD1	44,665	Units			1,018,809
ONEOK INC COM STK NPV	22,700	Units			1,016,279
OPENTV CORP NPV CLASS'A'	122,900	Units			162,228
ORACLE CORP COM STK USD0.01	66,800	Units			1,508,344
O'REILLY AUTOMOTIVE INC COM STK USD0.01	35,900	Units			1,164,237
OSHKOSH CORPORATION	38,800	Units			1,833,688
OSI PHARMACEUTICALS INC COM STK USD0.01	24,200	Units			1,173,942
OVERSEAS SHIPHOLDING GROUP INC COM STK USD1	21,900	Units			1,630,017
OWENS & MINOR INC COM STK USD2	7,845	Units			332,863
OXFORD INDUSTRIES INC COM STK USD1	19,245	Units			495,944
PACER INTL INC COM	15,650	Units			230,871
PACIFIC CONTINETAL CORP COM STK USD1	4,800	Units			59,808
PACIFIC SUNWEAR OF CALIFORNIA INC COM STK USD0.01	10,075	Units			142,158
PACTIV CORP COM STK USD0.01	29,000	Units			772,270
PALL CORP COM STK USD0.10	44,900	Units			1,810,368
PALM INC COM STK USD0.001	79,600	Units			504,664
PANTRY INC COM STK USD0.01	5,500	Units			143,715
PARAMETRIC TECHNOLOGY CORP NEW COM STK USD0.01	14,100	Units			251,685
PARKER-HANNIFIN CORP COM STK USD0.50	20,850	Units			1,570,214
PARKWAY PROPERTIES INC COM STK USD0.001	3,200	Units			118,336
PARTNERRE COM STK USD1	7,800	Units			643,734
PDL BIOPHARMA INC COM STK USD0.01	78,100	Units			1,368,312
PENNEY(J.C.)CO INC COM STK USD0.50	26,300	Units			1,156,937
PEPSICO INC CAP STK USD0.0166	55,800	Units			4,256,520
PERFORMANCE FOODS GROUP INC COM STK USD0.01	8,785	Units			236,053
PEROT SYSTEMS CLASS'A'COM STK USD0.01	157,310	Units			2,123,685
PERRIGO CO COM STK NPV	19,265	Units			674,468
PETROHAWK ENERGY CORP COM USD0.001	33,025	Units			571,663
PFIZER INC COM STK USD0.05	86,200	Units			1,959,326
PHH CORP COM STK NPV	12,690	Units			223,852
PHILADELPHIA CONSOLIDATED HOLDINGS COM STK NPV	5,800	Units			228,230
PHOTRONICS INC COM STK USD0.01	65,615	Units			818,219
PINNACLE WEST CAPITAL CORP COM STK USD2.50	20,800	Units			882,128
PLATINUM UNDERWRITERS HLDGS LTD SHS	29,360	Units			1,044,042
POLYCOM INC COM STK USD0.0005	26,000	Units			722,280
POTASH CORP OF SASKATCHEWAN INC COM NPV	14,700	Units			2,116,212
PPG INDUSTRIES INC COM STK USD1.666	11,000	Units			772,530
PRAXAIR INC COM STK USD0.01	9,300	Units			825,003
PRECISION CASTPARTS CORP COM NPV	40,100	Units			5,561,870
PREFERRED BK LOS ANGELES CALIFORNIA COM STK USD0.01	2,100	Units			54,642
PRICELINE.COM INC COM STK USD0.008	33,300	Units			3,824,838
PROASSURANCE CORP COM STK USD0.01	5,855	Units			321,557
PROGRESS SOFTWARE CORP COM STK USD0.01	5,200	Units			175,136
PROSPERITY BANCSHARES INC COM STK USD1	7,900	Units			233,131
PROTECTIVE LIFE CORP COM STK USD0.50	10,905	Units			447,323
PSYCHIATRIC SOLUTIONS INC COM STK USD0.01	34,700	Units			1,127,750
PUGET ENERGY INC COM STK NPV	17,515	Units			480,436
PULTE HOMES INC COM STK USD0.01	52,970	Units			560,444
QUALCOMM INC COM STK USD0.0001	70,600	Units			2,788,162
QUESTAR CORP COM STK NPV	16,500	Units			892,650
QWEST COMMUNICATIONS INTL INC COM STK USD0.01	144,500	Units			1,012,945
R.H. DONNELLEY CORP COM STK USD1	11,400	Units			415,872
RAMCO-GERSHENSON PROPERTIES TRUST SBI USD0.01	9,300	Units			203,042
RAYONIER INC COM STK NPV	6,800	Units			321,232
RC2 CORP COM STK USD0.01	8,500	Units			238,595
REDWOOD TRUST INC COM STK USD0.01	10,205	Units			357,268
REGENERON PHARMACEUTICALS INC COM STK USD0.001	54,100	Units			1,306,515
REGIS CORP COM STK USD0.05	4,545	Units			127,078
REHABCARE GROUP INC COM	11,875	Units			267,900
REINSURANCE GROUP OF AMERICA COM STK USD0.01	5,210	Units			273,421
RELIANCE STEEL & ALUMINIUM COM STK NPV	16,100	Units			873,708
RENT-A-CENTER INC COM STK USD0.01	13,705	Units			198,997
RESEARCH IN MOTION COM NPV	51,600	Units			5,851,440
REYNOLDS AMERICAN INC COM STK USD0.0001	31,000	Units			2,071,110
RF MICRO DEVICES INC COM STK NPV	150,000	Units			856,500
ROBERT HALF INTERNATIONAL INC COM STK USD1	32,600	Units			881,504
ROCHE HLDG AG ADR-REPR GENUS PTG CERT NPV SPONS(BNY)	41,800	Units			3,610,864
ROCK-TENN CO CLASS'A'COM STK USD0.01	5,285	Units			134,292
ROCKWELL COLLINS INC COM STK USD0.01	20,400	Units			1,468,188
ROHM & HAAS CO COM STK USD2.50	13,800	Units			732,366
ROWAN COS INC COM USD0.125	25,500	Units			1,006,230
ROYAL DUTCH SHELL ADR EACH REPR 2'A'SHS	28,700	Units			2,416,540
RTI INTERNATIONAL METALS INC COM STK USD0.01	15,700	Units			1,082,201
RUDDICK CORP COM STK USD1	16,600	Units			577,610
RYDER SYSTEM INC COM STK USD0.50	1,400	Units			65,814
SAFECO CORP COM STK NPV	21,600	Units			1,202,688
SAFETY INSURANCE GROUP INC COM STK USD0.01	4,925	Units			180,354
SAKS INC COM STK USD0.10	71,900	Units			1,492,644
SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	45,500	Units			2,071,615
SAP AG ADR EACH 1 REP 1 COM NPV(SPONS)LEVEL II	28,100	Units			1,434,505
SARA LEE CORP COM STK USD0.01	54,600	Units			883,617
SCANA CORP(NEW) COM STK NPV	44,100	Units			1,875,491
SCHERING-PLOUGH CORP COM STK USD0.50	53,400	Units			1,422,576
SCHLUMBERGER COM STK USD0.01	19,100	Units			1,882,262
SCHOLASTIC CORP COM STK USD0.01	9,765	Units			340,701
SCHWAB(CHARLES)CORP COM STK USD0.01	171,600	Units			4,384,380
SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	14,420	Units			539,596
SEACHANGE INTERNATIONAL INC COM STK USD0.01	60,700	Units			438,861
SEAGATE TECHNOLOGY HLDGS COM STK USD0.00001	54,200	Units			1,382,100
SEALED AIR CORP COM STK USD0.1	38,000	Units			879,320
SEALY CORP COM STK USD0.01	30,905	Units			345,827
SEPRACOR INC COM STK USD0.1	12,600	Units			330,750
SHERWIN-WILLIAMS CO COM STK USD1	28,500	Units			1,654,140
SIERRA PACIFIC RESOURCES COM STK USD0.01	17,080	Units			290,018
SILGAN HLDGS INC COM STK USD0.01	8,215	Units			426,687
SIMON PROPERTY GROUP INC COM STK USD0.0001	6,300	Units			547,218
SINCLAIR BROADCAST GROUP INC CLASS'A'COM STK USD0.01	48,100	Units			403,319
SKYWEST INC COM STK NPV	4,100	Units			110,208
SMITHFIELD FOODS COM STK USD0.5	12,843	Units			371,420
SMUCKER(J.M.)CO COM STK NPV	11,735	Units			603,648
SONOCO PRODUCTS CO COM STK NPV	35,800	Units			1,169,944
SOTHEBYS HOLDINGS INC CLASS'A' COM STK	21,700	Units			826,770
SOUTHWEST BANCORP INC OKLAHOMA COM STK USD1	3,100	Units			57,110
SOUTHWESTERN ENERGY CO COM STK USD0.10	9,500	Units			529,340
SPARTAN STORES INC COM STK USD0.01	6,900	Units			157,665
ST JOE CO COM STK NPV	5,565	Units			197,613
ST MARY LAND & EXPLORATION COM STK USD0.01	56,100	Units			2,166,021
ST.JUDE MEDICAL INC COM STK USD0.10	71,100	Units			2,889,504
STANCORP FINANCIAL GROUP COM STK NPV	4,500	Units			226,710
STANDEX INTERNATIONAL CORP COM STK USD1.5	10,400	Units			181,480
STANLEY WORKS COM STK USD2.50	7,735	Units			374,993
STATE AUTO FINANCIAL CORP COM STK NPV	6,540	Units			172,002
STATOILHYDRO ASA ADR EACH REP 1 ORD NOK2.50 LVL111(BNY)	73,800	Units			2,252,376
STEEL DYNAMICS INC COM STK USD0.01	15,200	Units			907,744
STEINER LEISURE COM STK USD0.01	29,800	Units			1,315,968
STERIS CORP COM STK NPV	8,955	Units			258,262
STIFEL FINANCIAL CORP COM STK USD0.15	3,100	Units			162,967
STILLWATER MINING CO COM STK USD0.01	114,100	Units			1,102,206
STUDENT LOAN CORPORATION COM STK USD0.01	2,305	Units			253,550
SUN COMMUNITIES INC COM STK USD0.01	5,400	Units			113,778
SUNOCO INC COM STK USD1	57,600	Units			4,172,544
SUNPOWER CORP COM STK USD0.001 CLASS'A'	14,500	Units			1,890,655
SWIFT ENERGY CO COM STK USD0.01	4,000	Units			176,120
SY BANCORP INC COM STK NPV	3,000	Units			72,460
SYBASE INC COM STK USD0.001	9,800	Units			255,682
SYCAMORE NETWORK USD0.001	53,135	Units			204,038
SYKES ENTERPRISES INC COM STK USD0.01	9,500	Units			171,000
SYMMETRY MEDICAL INC COM STK USD0.0001	21,315	Units			371,520
TANGER FACTORY OUTLET CENTERS COM STK USD0.01	3,700	Units			139,527
TAUBMAN CENTRES INC COM STK USD0.01	3,700	Units			183,539
TECHNITROL INC COM STK USD0.125	32,495	Units			928,707
TEMPLE-INLAND INC COM STK USD1	16,500	Units			344,025
TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	8,420	Units			218,667
TENNECO INC COM STK USD0.01	3,732	Units			97,293
TERADYNE INC COM STK USD0.125	18,230	Units			188,498
TEREX CORP COM STK USD0.01	29,900	Units			1,960,543
TESORO CORP COM STK USD0.1666	39,700	Units			1,893,690
TEVA PHARMACEUTICAL INDUSTRIES ADR EACH CNV INTO 1 ORD ILS0.10	61,700	Units			2,867,816
THE MOSAIC COMPANY	50,900	Units			4,801,906
THERAVANCE INC COM STK USD1	38,800	Units			756,600
THERMO FISHER SCIENTIFIC INC COM STK USD1	66,200	Units			3,818,416
THOMAS & BETTS CORP COM STK USD0.10	41,300	Units			2,025,352
TIFFANY & CO COM STK USD0.01	35,100	Units			1,620,918
TIME WARNER TEL USD0.01 A	50,000	Units			1,014,500
TORCHMARK CORP COM STK USD1	31,400	Units			1,900,642
TOTAL S A SPONSORED ADR(CNV 1/2 SHS EUR10)	26,400	Units			2,180,640
TOWER GROUP INC COM STK USD0.01	3,200	Units			106,880
TRIQUINT SEMI CONDUCTOR INC COM STK USD0.001	165,700	Units			1,098,591
TRIUMPH GROUP INC COM STK USD0.001	5,500	Units			452,925
TRUE RELIGION APPAREL INC COM STK USD0.00001	32,400	Units			691,740
TRUEBLUE INC COM STK NPV	4,817	Units			69,750
TRUSTMARK CORP COM STK NPV	6,200	Units			157,232
TUPPERWARE BRANDS CORP COM STK USD0.01	8,135	Units			270,583
UAP HLDG CORP COM STK USD0.001	13,065	Units			504,309
UBS AG CHF0.80	45,200	Units			2,079,200
UCBH HLDGS INC COM STK USD0.01	4,200	Units			59,598
ULTRA PETROLEUM CORP COM NPV	23,300	Units			1,665,950
UNIFI INC COM STK USD0.10	102,900	Units			249,018
UNITED AMERICA INDEMNITY LTD COM STK	4,800	Units			95,616
UNITED BANKSHARES INC COM STK USD2.50	8,000	Units			226,480
UNITED RENTALS INC COM STK USD0.01	20,200	Units			370,872
UNITED STATES CELLULAR CORP COM STK USD1	21,300	Units			1,791,330
UNITED STATES STEEL CORP COM STK USD1	17,300	Units			2,091,743
UNITED STATIONERS INC COM STK USD0.10	10,100	Units			466,721
UNITED TECHNOLOGIES CORP COM STK USD1	48,400	Units			3,704,536
UNITEDHEALTH GROUP INC COM STK USD0.01	42,800	Units			2,490,960
UNIVERSAL CORP COM STK NPV	3,660	Units			187,465
UNIVERSAL TECHNICAL INSTITUTE COM STK USD0.0001	12,770	Units			217,090
URBAN OUTFITTERS INC COM STK USD0.0001	16,100	Units			438,886
URS CORP COM STK USD0.01	31,600	Units			1,716,828
USEC INC COM STK USD0.10	86,945	Units			782,505
VALASSIS COMMUNICATIONS INC COM STK USD0.01	19,275	Units			225,325
VALERO ENERGY CORP(NEW) COM STK USD0.01	34,000	Units			2,381,020
VALSPAR CORP COM STK USD0.50	44,700	Units			1,013,796
VARIAN SEMICONDUCT EQUIP ASSOC INC COM STK USD1	31,100	Units			1,150,700
VECTREN CORP COM NPV	15,300	Units			443,853
VERIGY LTD COM NPV	10,170	Units			276,319
VF CORP COM STK NPV	15,800	Units			1,084,828
VIAD CORP COM STOCK USD1.5	8,100	Units			256,210
VISHAY INTL USD0.10	96,000	Units			1,095,360
VITAL SIGNS COM STK NPV	3,575	Units			183,121
WALT DISNEY(HLDG)CO DISNEY COM STK USD0.01	129,600	Units			4,229,688
WARNACO GROUP INC CLS'A'COM STK USD0.01	19,520	Units			679,296
WATERS CORP COM STK USD0.01	18,500	Units			1,462,795
WATSON WYATT WORLDWIDE INC CLASS'A'COM STK USD0.01	11,710	Units			544,361
WAUSAU PAPER CORP COM STK NPV	9,600	Units			86,304
WERNER ENTERPRISES INC COM STK USD0.01	64,200	Units			1,093,326
WEST COAST BANCORP ORE COM STK USD0.01	4,100	Units			75,850
WESTAMERICA BANCORP COM STK NPV	5,000	Units			222,750
WESTERN DIGITAL CORP COM STK USD0.01	49,000	Units			1,480,290
WESTERN UNION COMPANY (THE) COM STK USD0.01	30,300	Units			735,684
WHIRLPOOL CORP COM STK USD1	10,300	Units			840,789
WHITING PETROLEUM CORP COM STK USD0.001	6,660	Units			384,016
WHOLE FOODS MARKET INC COM STK NPV	49,800	Units			2,031,840
WILLIS GROUP HOLDINGS COM STK USD0.000115	7,565	Units			289,182
WINNEBAGO INDUSTRIES INC COM STK USD0.50	19,195	Units			405,904
WORLD FUEL SERVICES CORP COM STK USD0.01	4,720	Units			137,203
WSFS FINANCIAL CORP COM STK USD0.01	1,900	Units			95,380
WYETH COM USD0.333	84,700	Units			3,742,893
XEROX CORP COM STK USD1	97,600	Units			1,584,292
XM SATELLITE RADIO HLDGS CLASS'A'COM STK USD0.01	70,100	Units			858,024
XOMA LTD COM STK USD0.0005	196,700	Units			666,813
YAHOO INC COM STK USD0.001	52,500	Units			1,221,150
ZALE CORP COM STK USD0.01	7,410	Units			119,005
ZEP INC COM STK USD0.01	1,000	Units			13,870
ZUMIEZ INC COM STK NPV	14,800	Units			360,528
ABERCROMBIE & FITCH CO CLASS'A'COM STK USD0.01	(55)	Units	*		4,493
ABM INDUSTRIES INC COM STK USD0.01	(215)	Units	*		4,419
ACCO BRANDS CORP COM STK USD0.01	(480)	Units	*		7,830
ACUITY BRANDS INC COM STK USD0.01	(290)	Units	*		12,936
ACXIOM CORP COM STK USD0.10	(315)	Units	*		3,704
ADOBE SYSTEMS INC COM STK USD0.0001	(2,200)	Units	*		94,513
ADVANCE AUTO PARTS INC COM STK USD0.0001	(215)	Units	*		8,246
ADVANTA CORP CLASS'B'NON VTG USD0.01	(245)	Units	*		1,978
AKAMAI TECHNOLOGIES COM STK USD0.01	(900)	Units	*		32,067
ALCON INC CHF0.20	(400)	Units	*		57,942
ALLIANT TECHSYSTEMS INC COM STK USD0.01	(65)	Units	*		7,587
ALLIED WASTE INDUSTRIES INC COM STK USD0.01	(715)	Units	*		7,910
ALPHARMA INC CLASS'A'COM STK USD0.20	(315)	Units	*		6,606
AMEDISYS INC COM STK USD0.001	(100)	Units	*		4,924
AMERICAN EQUITY INVT LIFE HLDG CO COM STK USD1	(450)	Units	*
AMERICAN EXPRESS CO COM USD0.20	(700)	Units	*		35,746
AMERICAN INTERNATIONAL GROUP INC COM STK USD2.50	(1,000)	Units	*		57,913
AMPHENOL CORP CLASS'A'COM STK USD0.001	(2,000)	Units	*		94,107
APOLLO INVESTMENT CORP COM STK USD0.001	(515)	Units	*		8,849
APPLE INC COM STK NPV	(500)	Units	*		99,716
APTARGROUP INC COM STK USD0.01	(900)	Units	*		37,475
ARES CAPITAL CORP COM STK USD0.001	(410)	Units	*		6,188
ARROW ELECTRONICS INC COM STK USD1	(230)	Units	*		9,193
ASBURY AUTOMOTIVE GROUP INC COM STK USD0.01	(380)	Units	*		5,763
ASPEN INSURANCE HLDGS COM STK USD0.15144558	(300)	Units	*		8,859
ASSURANT INC COM STK USD0.01	(160)	Units	*		10,844
ATMI INC COM STK USD0.01	(1,000)	Units	*		32,609
AVID TECHNOLOGIES INC COM STK USD0.01	(145)	Units	*		4,226
AVNET INC COM STK USD1	(185)	Units	*		6,551
BANKUNITED FINANCIAL CORP COM STK USD0.01 CLASS'A'	(925)	Units	*		6,606
BANNER CORP COM STK USD0.01	(1,000)	Units	*		28,940
BAXTER INTL INC COM USD1	(900)	Units	*		52,949
BECKMAN COULTER INC COM STK USD0.10	(400)	Units	*		28,892
BELDEN INC COM STK USD0.01	(135)	Units	*		6,245
BELDEN INC COM STK USD0.01	2,700	Units			(122,399)
BENCHMARK ELECTRONICS INC COM STK USD0.10	(210)	Units	*		3,811
BJS WHOLESALE CLUB INC COM STK USD0.01	(280)	Units	*		9,643
BLACK BOX CORP COM STK USD0.001	(800)	Units	*		29,757
BLOCK(H & R) INC COM STK NPV	(370)	Units	*		6,659
BOEING CO COM STK USD5	(400)	Units	*		35,149
BRADY CORP 'A'NON.V USD0.01	(250)	Units	*		9,141
BRISTOW GROUP INC COM STK USD0.01	(220)	Units	*		12,517
BROADRIDGE FINANCIAL SOL COM STK NPV	(405)	Units	*		9,281
BROWN SHOE CO INC COM STK USD3.75	(215)	Units	*		3,422
CACI INTL INC CLASS A COM	1,100	Units			(50,313)
CACI INTL INC CLASS A COM	900	Units			(40,008)
CADENCE DESIGN SYSTEMS INC COM STK USD0.01	(1,800)	Units	*		30,456
CHAMPION ENTERPRISES INC COM STK USD1	5,475	Units			(51,630)
CHARLOTTE RUSSE HLDG INC COM STK USD0.01	(400)	Units	*		6,447
CHARMING SHOPPES INC COM STK USD0.10	(760)	Units	*		4,060
CHARMING SHOPPES INC COM STK USD0.10	(7,900)	Units	*		42,422
CHECKPOINT SYSTEMS COM STK USD0.10	(1,500)	Units	*		34,079
CIENA CORP COM STK USD0.01.	(700)	Units	*		24,018
CISCO SYSTEMS INC COM STK USD0.001	(3,300)	Units	*		90,666
CLARCOR INC COM STK USD1	(700)	Units	*		27,153
CLEVELAND CLIFFS INC COM STK USD1	(400)	Units	*		41,839
CLEVELAND CLIFFS INC COM STK USD1	(500)	Units	*		52,196
COACH INC COM STK USD0.01	(1,300)	Units	*		39,390
COLGATE-PALMOLIVE CO COM STK USD1	(1,100)	Units	*		86,712
COMPTON PETROLEUM CORP COM NPV	(405)	Units	*		3,769
COMSTOCK RESOURCES INC COM STK USD0.50	(185)	Units	*		6,412
COMSTOCK RESOURCES INC COM STK USD0.50	(900)	Units	*		31,284
COMTECH TELECOMMUNICATIONS COM STK USD0.10	300	Units			(16,634)
COMVERSE TECHNOLOGY INC COM USD0.10	(365)	Units	*		6,256
CONSECO INC COM STK USD0.01	(345)	Units	*		4,263
CONSOL ENERGY INC COM STK USD0.01	(200)	Units	*		14,323
COSTCO WHOLESALE CORP COM STK USD0.005	(500)	Units	*		35,009
COWEN GROUP INC COM STK NPV	(255)	Units	*		2,678
CVS CAREMARK CORP COM STK USD0.01	1,600	Units			(63,414)
CVS CAREMARK CORP COM STK USD0.01	3,000	Units			(118,955)
CYTEC INDUSTRIES INC COM STK USD0.01	(160)	Units	*		9,930
DAVITA INC COM STK USD0.001	(430)	Units	*		24,362
DEL MONTE FOODS COM STK USD0.01	(630)	Units	*		5,759
DIEBOLD INC COM STK USD1.25	(155)	Units	*		4,579
DOMTAR CORPORATION COM STK USD0.01	(535)	Units	*		4,196
DONNELLEY(R.R.)& SONS CO COM STK USD1.25	(900)	Units	*		34,469
DRS TECHNOLOGIES INC COM STK USD0.01	(215)	Units	*		11,823
EARTHLINK INC COM STK USD0.01	(810)	Units	*		5,825
EATON CORP COM USD0.50	(600)	Units	*		59,345
EBAY INC COM STK USD0.001	(800)	Units	*		26,996
EDUCATION REALTY TRUST INC COM STK USD0.01	(2,400)	Units	*		26,516
ELAN CORP ADR-EACH CNV INTO 1 ORD EUR0.05	(800)	Units	*		17,403
ELECTRONIC ARTS COM STK USD0.01	(800)	Units	*		46,707
ELECTRONICS FOR IMAGING INC COM STK USD0.01	(365)	Units	*		8,223
EMULEX CORP COM STK USD0.10	(530)	Units	*		8,852
ENCORE ACQUISITION CO COM STK USD0.01	(195)	Units	*		6,617
ENDURANCE SPECIALTY HLDGS COM STK USD1	1,000	Units			(42,405)
ENDURANCE SPECIALTY HLDGS COM STK USD1	300	Units			(12,644)
ENERSYS COM USD0.01	(265)	Units	*		6,570
EQUIFAX INC COM STK USD1.25	(485)	Units	*		17,602
EVEREST RE GROUP COM STK USD0.01	(105)	Units	*		10,587
FAMILY DOLLAR STORES INC COM STK USD0.10	(2,100)	Units	*		40,067
FIRST AMERICAN CORP COM STK USD1	(210)	Units	*		7,302
FIRST FINANCIAL BANKSHARES INC COM STK USD10	(700)	Units	*		26,978
FLIR SYSTEMS INC COM STK USD0.01	3,100	Units			(96,037)
FOOT LOCKER INC COM STK USD0.01	(865)	Units	*		11,649
FOREST OIL CORP COM STK USD0.10	(700)	Units	*		36,042
FORRESTER RESEARCH INC COM STK USD0.01	(1,200)	Units	*		33,615
FRIEDMAN BILLINGS RAMSEY GROUP INC CLASS'A'COM STK	(2,790)	Units	*		8,712
G & K SERVICES INC CLASS'A'COM STK USD0.50	(125)	Units	*		4,913
GENENTECH INC COM USD0.02	(700)	Units	*		47,026
GENERAL ELECTRIC CO. COM STK USD0.06	(2,400)	Units	*		89,385
GENWORTH FINANCIAL INC COM STK USD0.001	3,600	Units			(91,720)
GEVITY HR INC COM USD0.01	(690)	Units	*		5,554
GEVITY HR INC COM USD0.01	(3,400)	Units	*		27,580
GILEAD SCIENCES INC COM STK USD0.001	(2,700)	Units	*		125,280
GLOBAL PAYMENTS INC COM STK USD0.001	(600)	Units	*		27,048
GOLDMAN SACHS GROUP INC COM STK USD0.01	(200)	Units	*		42,718
GOOGLE INC COM STK USD0.001 CLS'A'	(200)	Units	*		140,805
GRIFFON CORP COM STK USD0.25	(340)	Units	*		4,450
GROUP 1 AUTOMOTIVE INC COM STK NPV	(160)	Units	*		3,999
HAEMONETICS CORP COM STK USD0.01	(175)	Units	*		10,976
HANMI FINANCIAL CORP COM STK USD0.001	(500)	Units	*		4,502
HANMI FINANCIAL CORP COM STK USD0.001	(400)	Units	*		3,472
HANOVER INSURANCE GROUP INC COM STK USD0.01	(315)	Units	*		14,363
HARRIS CORP COM STK USD1	(170)	Units	*		10,686
HARSCO CORP COM STK USD1.25	(800)	Units	*		52,719
HEALTHSPRING USD0.01	(210)	Units	*		3,987
HELIX ENERGY SOLUTIONS GROUP INC COM STK NPV	(670)	Units	*		27,909
HEWITT ASSOCIATES COM USD0.01 CLASS A	(195)	Units	*		7,510
HEWLETT-PACKARD CO COM STK USD0.01	(1,700)	Units	*		87,629
HILB ROGAL & HOBBS COM STK NPV	(125)	Units	*		5,195
HOLOGIC INC COM STK USD0.01	(400)	Units	*		27,856
HORACE MANN EDUCATORS CORP COM STK USD0.001	(225)	Units	*		4,383
HORNBECK OFFSHORE SERVICES INC COM STK USD0.01	(120)	Units	*		5,507
IDACORP INC COM STK NPV	(1,300)	Units	*		45,642
IKON OFFICE SOLUTIONS COM STK NPV	(765)	Units	*		10,200
IMATION CORP COM STK USD0.01	(265)	Units	*		5,721
INFINITY PROPERTY & CASUALTY CORP COM NPV	(95)	Units	*		3,495
INFOSYS TECHNOLOGIES ADR EACH REPR 1ORD INR5	(600)	Units	*		27,321
INGRAM MICRO INC CLASS'A'COM STK USD0.01	(675)	Units	*		12,399
INSIGHT ENTERPRISE INC COM STK USD0.01	(280)	Units	*		5,349
INTEGRATED DEVICE TECHNOLOGY INC COM STK USD0.001	(2,200)	Units	*		24,882
INTERACTIVE DATA CORP COM STK NPV	(800)	Units	*		25,712
INTERNATIONAL FLAVORS & FRAGRANCES COM STK	(600)	Units	*		29,106
INTERNATIONAL GAME TECHNOLOGY COM STK USD0.000625	(700)	Units	*		31,126
INTERNATIONAL SPEEDWAY CORP CLASS'A'COM STK	(290)	Units	*		12,115
INVACARE CORP COM STK NPV	(365)	Units	*		9,151
IPC HLDGS COM STK USD0.01	(635)	Units	*		18,864
JARDEN CORP COM STK NPV	(405)	Units	*		9,443
JONES APPAREL GROUP INC COM STK USD0.01	(290)	Units	*		4,725
JOURNAL COMMUNICATIONS INC COM STK USD0.01	(355)	Units	*		3,256
JUNIPER NETWORKS COM STK USD0.00001	(1,000)	Units	*		33,936
KINDRED HEALTHCARE INC COM STK USD0.25	(545)	Units	*		13,909
KKR FINANCIAL HLDGS LLC COM STK USD0.01	(610)	Units	*		8,767
KNOLL INC COM STK USD1	(620)	Units	*		10,318
LAKELAND FINANCIAL CORP COM STK USD0.01	(1,400)	Units	*		29,495
LANCE INC COM STK USD0.833	(1,300)	Units	*		27,411
LANDSTAR SYSTEMS INC COM STK USD0.01	(700)	Units	*		29,659
LAZARD LTD COM STK CLASS 'A' USD0.01	(1,100)	Units	*		44,472
LENNOX INTERNATIONAL INC COM STK USD0.01	(375)	Units	*		15,300
LEXINGTON REALTY TRUST COM STK USD0.0001	(310)	Units	*		4,612
LEXMARK INTERNATIONAL INC CLASS'A'COM STK USD0.01	(195)	Units	*		6,915
LIFEPOINT HOSPITALS INC COM STK USD0.01	(560)	Units	*		16,689
LINCARE HLDGS INC COM STK USD0.01	(640)	Units	*		22,795
LIVE NATION INC COM STK USD0.01	(700)	Units	*		10,317
MAGELLAN HEALTH SERVICES INC	(105)	Units	*		5,072
MARATHON OIL CORP COM STK USD1	(800)	Units	*		50,032
MARRIOTT INTERNATIONAL INC COM STK USD0.01 CL'A'	(1,500)	Units	*		50,927
MASSEY ENERGY COM COM STK USD0.625	(195)	Units	*		7,188
MATTHEWS INTL CORP CLASS'A'COM STK USD1	(200)	Units	*		9,754
MAX CAPITAL GROUP COM STK USD1	(630)	Units	*		18,161
MAXIMUS INC COM STK NPV	(110)	Units	*		4,224
MCAFEE INC COM STK USD0.01	(430)	Units	*		15,981
MDC HLDGS INC COM STK USD0.01	(265)	Units	*		10,150
MENTOR CORP COM STK USD0.10	(230)	Units	*		8,823
MERCK & CO INC COM STK USD0.01	(900)	Units	*		52,754
MERRILL LYNCH & CO INC COM STK USD1.333	(400)	Units	*		21,191
MFA MORTGAGE INVESTMENTS COM SHS	(1,290)	Units	*		11,834
MICROCHIP TECHNOLOGY COM STK USD0.001	(1,200)	Units	*		38,171
MICROSOFT CORP COM STK USD0.00000625	(3,200)	Units	*		115,075
MILLER(HERMAN) INC COM STK USD0.20	(1,200)	Units	*		40,085
MILLER(HERMAN) INC COM STK USD0.20	(2,500)	Units	*		82,913
MINERALS TECHNOLOGIES INC COM STK USD0.10	(500)	Units	*		34,139
MONEYGRAM INTERNATIONAL INC COM USD0.01	(465)	Units	*		7,029
MONSANTO CO NEW(DELAWARE) COM STK USD0.01	(800)	Units	*		89,970
MOOG INC CLASS'A'(LIM.V)USD1	(700)	Units	*		33,196
MPS GROUP INC COM STK USD0.01	(580)	Units	*		6,602
MYLAN INC COM STK USD0.50	(600)	Units	*		8,318
NATIONAL FINANCIAL PARTNERS COM STK USD0.10	(215)	Units	*		9,970
NATIONWIDE FINANCIAL SOLUTIONS INC CLASS'A'COM STK	(140)	Units	*		6,348
NEENAH PAPER INC COM STK USD0.01	(110)	Units	*		3,281
NEW YORK TIMES CO COM CLASS'A'STK USD0.10	(475)	Units	*		8,195
NEWPARK RESOURCES INC COM STK USD0.01	(675)	Units	*		3,620
NEWS CORP CLASS'A'NON VTG COM STKUSD0.01	(700)	Units	*		14,480
NIKE INC CLASS'B'COM STK NPV	(800)	Units	*		51,785
NOBLE CORP COM STK USD0.1	(1,100)	Units	*		62,534
NOKIA CORP ADR EACH REPR 1 EUR0.06	(800)	Units	*		31,064
NORDSON CORP COM STK NPV	(95)	Units	*		5,649
NU SKIN ENTERPRISES INC CLASS'A'COM STK USD0.001	(1,010)	Units	*		16,782
NYSE EURONEXT INC COM STK USD0.01	(600)	Units	*		51,832
OCCIDENTAL PETROLEUM CORP COM USD0.20	(600)	Units	*		46,959
OLIN CORP COM STK USD1	(255)	Units	*		4,965
OMNICARE INC COM STK USD1	(1,130)	Units	*		25,561
OWENS & MINOR INC COM STK USD2	(200)	Units	*		8,545
OXFORD INDUSTRIES INC COM STK USD1	(280)	Units	*		7,304
OXFORD INDUSTRIES INC COM STK USD1	(1,700)	Units	*		44,067
PACER INTL INC COM	(225)	Units	*		3,247
PACIFIC SUNWEAR OF CALIFORNIA INC COM STK USD0.01	(255)	Units	*		3,711
PARTNERRE COM STK USD1	(200)	Units	*		16,022
PENNEY(J.C.)CO INC COM STK USD0.50	(400)	Units	*		17,225
PEPSICO INC CAP STK USD0.0166	(1,000)	Units	*		76,910
PERFORMANCE FOODS GROUP INC COM STK USD0.01	(220)	Units	*		5,932
PEROT SYSTEMS CLASS'A'COM STK USD0.01	(880)	Units	*		12,387
PERRIGO CO COM STK NPV	(490)	Units	*		17,823
PETROHAWK ENERGY CORP COM USD0.001	(835)	Units	*		14,853
PHH CORP COM STK NPV	(320)	Units	*		5,948
PHOTRONICS INC COM STK USD0.01	(265)	Units	*		3,377
PINNACLE WEST CAPITAL CORP COM STK USD2.50	(1,200)	Units	*		51,025
PLATINUM UNDERWRITERS HLDGS LTD SHS	(560)	Units	*		20,228
POTASH CORP OF SASKATCHEWAN INC COM NPV	(300)	Units	*		43,913
PRICELINE.COM INC COM STK USD0.008	(600)	Units	*		71,489
PRICELINE.COM INC COM STK USD0.008	(100)	Units	*		11,881
PROASSURANCE CORP COM STK USD0.01	(150)	Units	*		8,391
PROSPERITY BANCSHARES INC COM STK USD1	(1,200)	Units	*		35,495
PROTECTIVE LIFE CORP COM STK USD0.50	(275)	Units	*		11,453
PUGET ENERGY INC COM STK NPV	(445)	Units	*		12,285
PULTE HOMES INC COM STK USD0.01	(525)	Units	*		5,676
QUALCOMM INC COM STK USD0.0001	(1,200)	Units	*		47,255
RAYONIER INC COM STK NPV	(700)	Units	*		33,193
REDWOOD TRUST INC COM STK USD0.01	(260)	Units	*		8,905
REGIS CORP COM STK USD0.05	1,575	Units			(44,506)
REGIS CORP COM STK USD0.05	335	Units			(9,446)
REHABCARE GROUP INC COM	(300)	Units	*		6,597
REINSURANCE GROUP OF AMERICA COM STK USD0.01	(130)	Units	*		6,828
RENT-A-CENTER INC COM STK USD0.01	3,345	Units			(48,659)
RESEARCH IN MOTION COM NPV	(900)	Units	*		105,707
ROCHE HLDG AG ADR-REPR GENUS PTG CERT NPV	(700)	Units	*		60,170
ROCK-TENN CO CLASS'A'COM STK USD0.01	(135)	Units	*		3,531
RUDDICK CORP COM STK USD1	(800)	Units	*		28,488
SAFETY INSURANCE GROUP INC COM STK USD0.01	(125)	Units	*		4,676
SAKS INC COM STK USD0.10	(1,200)	Units	*		24,437
SARA LEE CORP COM STK USD0.01	(1,500)	Units	*		24,315
SCHERING-PLOUGH CORP COM STK USD0.50	(900)	Units	*		24,243
SCHLUMBERGER COM STK USD0.01	(300)	Units	*		29,737
SCHOLASTIC CORP COM STK USD0.01	(205)	Units	*		7,272
SCHWAB(CHARLES)CORP COM STK USD0.01	(2,900)	Units	*		72,708
SCOTTS MIRACLE-GRO CO CLASS'A'COM STK NPV	(85)	Units	*		3,200
SEALY CORP COM STK USD0.01	(780)	Units	*		9,374
SEPRACOR INC COM STK USD0.1	1,700	Units			(45,976)
SIERRA PACIFIC RESOURCES COM STK USD0.01	(430)	Units	*		7,453
SILGAN HLDGS INC COM STK USD0.01	(210)	Units	*		11,020
SMITHFIELD FOODS COM USD0.5	(325)	Units	*		9,520
SMUCKER(J.M.)CO COM STK NPV	(140)	Units	*		7,185
SONOCO PRODUCTS CO COM STK NPV	(1,100)	Units	*		36,211
SOUTHWESTERN ENERGY CO COM STK USD0.10	(200)	Units	*		11,014
SPARTAN STORES INC COM STK USD0.01	(1,300)	Units	*		27,493
ST JOE CO COM STK NPV	(140)	Units	*		4,759
ST MARY LAND & EXPLORATION COM STK USD0.01	800	Units			(31,124)
ST MARY LAND & EXPLORATION COM STK USD0.01	800	Units			(31,205)
ST MARY LAND & EXPLORATION COM STK USD0.01	1,600	Units			(62,655)
ST.JUDE MEDICAL INC COM STK USD0.10	(1,200)	Units	*		49,557
STANLEY WORKS COM STK USD2.50	(195)	Units	*		9,507
STATE AUTO FINANCIAL CORP COM STK NPV	(165)	Units	*		4,592
STEINER LEISURE COM STK USD0.01	(2,000)	Units	*		91,366
STERIS CORP COM STK NPV	(225)	Units	*		6,668
STUDENT LOAN CORPORATION COM STK USD0.01	(60)	Units	*		6,721
SUNPOWER CORP COM STK USD0.001 CLASS'A'	(200)	Units	*		26,930
SY BANCORP INC COM STK NPV	(1,000)	Units	*		24,260
SYCAMORE NETWORK USD0.001	(1,345)	Units	*		5,221
SYMMETRY MEDICAL INC COM STK USD0.0001	(540)	Units	*		9,519
TECHNITROL INC COM STK USD0.125	(550)	Units	*		16,353
TEMPUR PEDIC INTERNATIONAL INC COM STK USD0.01	(215)	Units	*		5,818
TERADYNE INC COM STK USD0.125	(460)	Units	*		4,805
TEVA PHARMACEUTICAL INDUSTRIES ADR EACH CNV INTO 1	(1,100)	Units	*		51,267
THERMO FISHER SCIENTIFIC INC COM STK USD1	700	Units			(40,987)
THOMAS & BETTS CORP COM STK USD0.10	400	Units			(20,259)
TRIUMPH GROUP INC COM STK USD0.001	(300)	Units	*		24,759
TRUE RELIGION APPAREL INC COM STK USD0.00001	(1,000)	Units	*		21,460
TRUE RELIGION APPAREL INC COM STK USD0.00001	(1,900)	Units	*		40,754
TUPPERWARE BRANDS CORP COM STK USD0.01	(205)	Units	*		6,878
UAP HLDG CORP COM STK USD0.001	(330)	Units	*		12,735
ULTRA PETROLEUM CORP COM NPV	(600)	Units	*		41,184
ULTRA PETROLEUM CORP COM NPV	(1,000)	Units	*		70,233
ULTRA PETROLEUM CORP COM NPV	(800)	Units	*		57,168
UNITED AMERICA INDEMNITY LTD COM STK	(120)	Units	*		2,467
UNITED STATIONERS INC COM STK USD0.10	(800)	Units	*		37,378
UNITED TECHNOLOGIES CORP COM STK USD1	(800)	Units	*		61,527
UNIVERSAL CORP COM STK NPV	(95)	Units	*		4,950
UNIVERSAL TECHNICAL INSTITUTE COM STK USD0.0001	(325)	Units	*		5,573
URBAN OUTFITTERS INC COM STK USD0.0001	(300)	Units	*		8,087
URS CORP COM STK USD0.01	(800)	Units	*		42,933
USEC INC COM STK USD0.10	(2,200)	Units	*		20,003
VALASSIS COMMUNICATIONS INC COM STK USD0.01	(490)	Units	*		5,915
VERIGY LTD COM NPV	(255)	Units	*		6,610
VITAL SIGNS COM STK NPV	(90)	Units	*		4,690
WALT DISNEY(HLDG)CO DISNEY COM STK USD0.01	(2,200)	Units	*		71,220
WARNACO GROUP INC CLS'A'COM STK USD0.01	(495)	Units	*		17,515
WATSON WYATT WORLDWIDE INC CLASS'A'COM STK USD0.01	(295)	Units	*		13,919
WAUSAU PAPER CORP COM STK NPV	(2,600)	Units	*		23,928
WHITING PETROLEUM CORP COM STK USD0.001	(170)	Units	*		9,831
WHOLE FOODS MARKET INC COM STK NPV	(900)	Units	*		37,185
WILLIS GROUP HOLDINGS COM STK USD0.000115	(190)	Units	*		7,260
WINNEBAGO INDUSTRIES INC COM STK USD0.50	(485)	Units	*		10,503
WORLD FUEL SERVICES CORP COM STK USD0.01	(120)	Units	*		3,574
WSFS FINANCIAL CORP COM STK USD0.01	(500)	Units	*		26,327
WYETH COM USD0.333	(700)	Units	*		30,772
YAHOO INC COM STK USD0.001	(900)	Units	*		21,026
ZALE CORP COM STK USD0.01	(190)	Units	*		2,964
ZUMIEZ INC COM STK NPV	(800)	Units	*		21,562
Total Corporate Stock					$673,370,308

Corporate Debt Securities
AIFUL CORPORATION 5% DUE 10/AUG/2005	70,000	Units			70,069
AIR 2 US 8.027% NTS 01/OCT/2020 USD1000 SER'A' 144A	93,921	Units			96,276
ALTERNATIVE LOAN TRUST 2006-OA 4-A-1 VARIABLE 25-Aug-46	273,633	Units			258,383
ALTERNATIVE LOAN TRUST 2007-AL A-1 VARIABLE 25-Jun-37	295,721	Units			278,738
ALTRIA GROUP INC 7.00% 04/NOV/2013	70,000	Units			79,059
AMERICA MOVIL SAB DE CV SR NT 5.625% 15/NOV/2017	40,000	Units			39,465
AMERICAN EXPRESS CO FLTG RTE DEB 01/SEP/2066 USD1000	50,000	Units			51,838
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-2 2A1 VARIABLE 25/SEP/2046	267,530	Units			249,804
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-3 3A12 VAR 25/OCT/2046	240,857	Units			231,068
AMERICAN HOME MORTGAGE ASSETS TRUST 2006-4 I-A-1- VARIABLE 25/OCT/2046	326,690	Units			303,903
AMERICAN INTERNATIONAL GROUP INC 5.85% MTN 16/JAN/2018 USD1000 TR'79'	20,000	Units			20,193
ANADARKO FINANCE CORP 7.5% BDS 01/MAY/2031 USD1000	140,000	Units			159,154
ANADARKO PETROLEUM CORP 5.79% SR FLTG RATE NTS 15/SEP/2009 USD1000	110,000	Units			108,545
ANADARKO PETROLEUM CORP 6.45% SNR NTS 15/SEP/2036 USD1000	100,000	Units			103,733
AOL TIME WARNER INC 6.875% NTS 01/MAY/2012 USD1000	100,000	Units			106,447
AOL TIME WARNER INC 7.7% BDS 01/MAY/2032 USD1000	30,000	Units			33,717
BAC CAPITAL TRUST XIV VAR NTS PERP USD1000	10,000	Units			9,041
BANC OF AMERICA COMMERCIAL MORTGAGE TRUST 2006-3 A-4 VARIABLE 10/JUL/2044	430,000	Units			448,887
BANC OF AMERICA COMMERCIAL MORTGAGE TRUST 2007-3 A-4 VARIABLE 10/JUN/2049	90,000	Units			92,436
BANC OF AMERICA FUNDING 2006-E TRUST 2006-E 2-A-1 VARIABLE 20/JUN/2036	226,624	Units			228,827
BANC OF AMERICA FUNDING 2006-G TRUST 2006-G 2-A-2 VARIABLE 20/JUL/2036	253,099	Units			252,651
BANK OF AMERICA CORP 5.375% BDS 15/AUG/2011 USD1000	60,000	Units			62,409
BAYVIEW COMMERCIAL ASSET TRUST 2005-3A A1 VAR 25/NOV/2035 144A	358,602	Units			333,223
BAYVIEW COMMERCIAL ASSET TRUST 2005-4 A-2 14 VARIABLE 25/JAN/2036	213,880	Units			201,188
BEAR STEARNS ALT-A TR 2004-11 MTG PASSTHRU CTF CL II-A-2	155,180	Units			160,640
BEAR STEARNS ALT-A TRUST 2004-11 II-A-6 VARIABLE 25-Nov-34	100,496	Units			97,373
BEAR STEARNS CO 6.4% BDS 02/OCT/2017 USD1000	120,000	Units			117,838
BEAR STEARNS MORTGAGE FUNDING TRUST MORTGAGE PASS- VAR 25/MAR/2037	381,250	Units			381,896
BEAR STEARNS SECURITIES TRUST 01-3 A-1 VARIABLE 25-Oct-32	12,563	Units			12,453
CAPITAL CORP AMERICA FLTG RATE NTS 17/APR/2009 USD1000	10,000	Units			7,276
CARDINAL HEALTH INC 5.85% NTS 15/DEC/2017 USD1000	100,000	Units			100,405
C-BASS MORTGAGE LOAN ASSET BACKED CERTIFICATES 2006-MH AF-3 1 VARIABLE 25/OCT/2036	99,631	Units			102,490
CE ELEC UK FDG CO SRNT144A6.995% 30/DEC/2007	250,000	Units			250,000
CITIGROUP INC 4.125% 22/FEB/2010	140,000	Units			140,021
CLEAR CHANNEL COMMUNICATIONS INC 6.25% BDS 15/MAR/2011 USD1000	80,000	Units			73,872
COMCAST CORP 6.5% BDS 15/JAN/2017 USD1000	90,000	Units			96,536
COMCAST CORP 6.50 15/JAN/2015	210,000	Units			225,490
COMM 2006-C8 A-4 5.306% 10/DEC/2046	310,000	Units			310,448
CONOCO INC 6.95% SNR NTS 15/APR/2029 USD1000	270,000	Units			312,327
COUNTRYWIDE ALTERNATIVE LOAN TRUST SER#2005-59 FLTG RTE DUE 20/NOV/2035	232,003	Units			217,334
COUNTRYWIDE FINANCIAL CORP 5.8% BDS 07/JUN/2012 USD1000	70,000	Units			51,406
COUNTRYWIDE FINANCIAL CORP 6.25% NTS 15/MAY/2016 10000	400,000	Units			233,422
COUNTRYWIDE HOME EQUITY LOAN TRUST 2004-R CL 2A	195,696	Units			190,794
CREDIT SUISSE COMMERCIAL MTG TRUST 5.467% CMO 15/SEP/2039 USD1000 CL'A3'	360,000	Units			364,453
CREDIT SUISSE GUERNSEY 5.86% BDS PERP USD2000	40,000	Units			36,111
CREDIT SUISSE MORTGAGE CAPITAL CERTIFICATE 2007-C4 A4 VAR 15/SEPT/2039	840,000	Units			874,731
CSMC TRUST 2006-CF2 VAR 25/MAY/2036	197,171	Units			177,714
CVS CORP 126650AQ3 5.789% 10/JAN/2026	35,931	Units			35,214
CVS CORP BDS PASSTHRU CT 6.036% 10/DEC/2028 USD1000 '144A'	221,967	Units			213,905
CVS LEASE PASS THROUGH 5.88% 10/JAN/2028	2,868	Units			2,789
CWABS ASSET-BACKED NOTE TRUST 2006-SD A-1 14 VARIABLE 25/JUL/2036	224,836	Units			191,305
CWALT 2006-0A17 FR CMO 20/DEC/2046 USD1000 '	325,553	Units			306,681
CWALT INC 12667GPB3 20/JUL/2035	210,372	Units			198,760
CWALT INC 2005-44 MTG PASSTHRU CTF 1A1 FLT	327,139	Units			312,346
CWHEQ REVOLVING HOME EQUITY LOAN RESECURITIZATION TRUST 2006-RE 04-F-1 VARIABLE 15/MAY/2034	215,649	Units			216,124
CWMBS INC 12669GUX7 25/MAR/2035	167,003	Units			159,391
CWMBS, INC. 2003-60 DUE 25/FEB/2034	301,802	Units			303,583
DAIMLERCHRYSLER NA HLDGS 5.875% BDS 15/MAR/2011 USD100000	170,000	Units			175,440
DELTA AIR LINES INC 6.619% ASSET BKD NTS 18/MAR/2011 USD1000	84,382	Units			83,960
DELTA AIR LINES INC 6.821% 10/AUG/2022 144A	100,000	Units			96,141
DEUTSCHE TELEKOM INTL FINANCE B.V. 5.75% BDS 23/MAR/2016 USD1000	70,000	Units			71,161
DOMINION RESOURCES INC 5.7% 17/SEP/2012	130,000	Units			135,633
DRIVE AUTO RECEIVABLES TRUST 2006-2 A-3 14 5.330% 15-Apr-14	320,000	Units			322,644
DUKE ENERGY CORP 5.625% DUE 30/NOV/2012	170,000	Units			177,264
EXELON CORP 5.625% BDS 15/JUN/2035 USD1000	35,000	Units			31,344
FIRSTENERGY CORP 6.45% BDS 15/NOV/2011 USD1000	70,000	Units			72,860
FIRSTENERGY CORP 7.375% BDS 15/NOV/2031 USD1000	165,000	Units			182,599
GE CAPITAL COMMERCIAL MORTGAGE CORP 5.489% MTG BDS 10/02/17 USD1000	100,000	Units			101,593
GENERAL ELECTRIC CAPITAL CORP FLTG RATE NTS 15/NOV/2067 USD5000 TR'804'	180,000	Units			187,328
GLITNIR BANKI HF 6.33% NTS 28/JUL/2011 USD1000 144A'	150,000	Units			150,676
GLITNIR BANKI HF 6.375% NTS 25/SEP/2012 USD1000 144A'	100,000	Units			99,797
GMAC COMMERCIAL MORTGAGE SECURITIES INC 2006-C1 A-4 VARIABLE 10/NOV/2045	300,000	Units			299,283
GOLDMAN SACHS CAPITAL II 5.793% BDS PERPETUAL USD1000	10,000	Units			8,952
GOLDMAN SACHS GROUP LP 4.500 15JNE15/JUN/2010	110,000	Units			109,858
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR 1-A1A VARIABLE 25/OCT/2046	295,279	Units			285,769
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR 1-A1B VARIABLE 25/JAN/2047	346,336	Units			334,796
GREENPOINT MORTGAGE FUNDING TRUST 2006-AR A1-A VARIABLE 25/SEP/2046	268,681	Units			261,207
GSAA HOME EQUITY TRUST SER 2005-5 CL A4	152,610	Units			152,004
HARBORVIEW MORTGAGE LOAN TRUST 02/OCT/2007A-1A VARIABLE 25/OCT/2037	353,986	Units			341,195
HARBORVIEW MORTGAGE LOAN TRUST 2006-7 2A1A VAR 19-Sep-36	265,735	Units			248,416
HARBORVIEW MORTGAGE LOAN TRUST 2006-9 2A1A VAR 19-Nov-36	304,775	Units			286,504
HARBORVIEW MTG LN TR 2005-7 MTG	335,769	Units			320,042
HBOS CAPITAL FDG FR NTS 29/DEC/2049 USD1000	20,000	Units			18,717
HOLDINGS III LTD 25/SEP/2037	366,460	Units			365,188
HOLDINGS III LTD 25/SEP/2037	393,808	Units			388,185
HOUSEHOLD FINANCE CORP 4.625% DUE 15/JAN/2008	300,000	Units			306,349
HYPOTHEKENBANK IN ESSEN 5% MTN 20/JAN/2012 USD1000 144A'	10,000	Units			10,378
ILFC E-CAPITAL TRUST II FRN BDS 21/DEC/2065 USD1000 '144A'	100,000	Units			95,758
IMPERIAL CMB TRUST SERIES 2003-4 DUE 25FEB25/FEB/2033	8,797	Units			8,416
INDYMAC INDA 2007-AR7 1-A-1 25/NOV/2037 FLT	57,261	Units			57,650
IXIS REAL ESTATE CAPITAL TRUST 2006-HE A-1 VARIABLE 25/AUG/2036	58,925	Units			58,582
JPMORGAN CHASE & CO 5.125% 15/SEP/2014	270,000	Units			268,723
JPMORGAN CHASE & CO 5.15% 01/OCT/2015	140,000	Units			136,831
KERR MCGEE CORP 6.95% 01/JUL/2024	80,000	Units			88,236
KEY BANK NA 5.5% 17/SEPT/2012	20,000	Units			20,672
KINDER MORGAN ENER PART	70,000	Units			68,068
KINDER MORGAN ENERGY PARTNERS 6% SNR NTS 01/FEB/2017 USD1000	20,000	Units			20,499
KONINKLIJKE KPN NV 8% BDS 01/OCT/2010 USD1000	120,000	Units			131,096
LANDSBANKI ISLAND 6.1% NTS 25/AUG/2011 USD1000 144A'	150,000	Units			151,036
LEHMAN BROS CAP TR VII VAR PERP	90,000	Units			80,673
LEHMAN BROS HLDGS INC 5.25% FR MTN '700' 06/FEB/2012 USD1000	50,000	Units			50,532
LEHMAN BROS HLDGS INC 6.2% BDS 26/SEP/2014 USD1000	30,000	Units			31,045
LEHMAN BROS HLDGS INC MTN BE VR 28/AUG/2007-15/SEP/2022	290,000	Units			287,339
LEHMAN XS TRUST 2006-14 1-A1B VARIABLE 25/SEP/2046	334,194	Units			312,599
LEHMAN XS TRUST 2006-2N 1-A1 VARIABLE 25/FEB/2046	345,909	Units			328,473
LEHMAN XS TRUST 2006-GP 3-A1A VAR 25/AUG/2046	240,868	Units			236,542
MASTR ADJUSTABLE RATE MORTGAGES TRUST 2007-3 1-2A1 VARIABLE 25/MAY/2047	354,699	Units			336,271
MERRILL LYNCH FIRST FRANKLIN MORTGAGE LOAN TRUST 2007-H1 2-A1 VARIABLE 25/OCT/2037	379,644	Units			371,802
MERRILL LYNCH MORTGAGE TRUST 2006-C1 A-4 VARIABLE 12-May-39	400,000	Units			413,733
MERRILL LYNCH/COUNTRYWIDE COMMERCIAL MGTE TRUST 2007-5 A4 5.378% 12/AUG/2048	90,000	Units			90,420
METLIFE INC BDS 6.4% 15/DEC/2066 USD1000	195,000	Units			179,295
MORGAN STANLEY 3.625% 01/APR/2008	40,000	Units			40,193
MORGAN STANLEY 5.625% BDS 09/JAN/2012 USD1000	130,000	Units			135,736
MORGAN STANLEY BDS 18/OCT/2016 USD100000	30,000	Units			28,344
MORGAN STANLEY MORTGAGE LOAN TRUST 4.215% CMO 25/AUG/2034 USD	30,802	Units			31,197
NELNET STUDENT LN TR 2005-2 A2	43,657	Units			43,695
NEWS AMERICA INC 6.65% BDS 15/NOV/2037 USD1000 144A'	10,000	Units			10,402
NORTHWEST AIRLINES CORP 7.575% BDS 1/3/2019 USD1000 SER'992A'	42,653	Units			43,730
PACIFIC GAS & ELECTRIC 6.05% 01/MAR/2034	70,000	Units			71,295
PACIFIC GAS & ELECTRIC CO 5.8% SNR NTS 01/MAR/2037 USD1000	10,000	Units			9,836
PEMEX PROJECT FUNDING MASTER TRUST 6.625% BDS 15/JUN/2035 USD1000	60,000	Units			63,419
PETROBRAS INTERNATIONAL FINANCE 6.125% NTS 06/OCT/2016 USD1000	90,000	Units			93,102
RESIDENTIAL ACCREDIT LOANS INC 2006-QO8 I-A1B VAR 25-Oct-46	416,845	Units			384,293
RESIDENTIAL CAP LLC VAR 22/MAY/2009	20,000	Units			14,365
RESIDENTIAL CAPITAL CORP VAR BDS 22/FEB/2011 USD1000	465,000	Units			301,540
RESIDENTIAL CAPITAL LLC 6.5% BDS 01/JUN/2012 USD1000	30,000	Units			18,653
RESONA PFD GLOBAL SECS VAR PERP 144A	60,000	Units			61,362
SECURITIZED ASSET BACKED RECEIVABLES LLC TRUST 2007-BR A-2 VARIABLE 25/FEB/2037	370,113	Units			325,840
SHINSEI FIN CAYMAN LTD 6.418%/FR PRF SEC 29/1/49 USD1000'144A'	110,000	Units			96,574
SIERRA TIMESHARE RECEIVABLES FUNDING LLC 2006-1 A-2 14 VARIABLE 20/MAY/2018	168,877	Units			168,056
SIGMA FIN INC MTN VAR 22/JUN/2017	140,000	Units			134,168
SLM CORP 5% MTN 01/OCT/2013 USD1000	45,000	Units			40,005
SLM CORP 5.625% 01/AUG/2033	245,000	Units			195,112
SLM CORP 78442FCJ5 5.375% 15/MAY/2014	20,000	Units			17,919
SLM CORP EXTN FLT RT NTS BK EN VR 20/APR/2007-18/APR/2008	120,000	Units			118,930
SMFG PREFERRED CAPITAL VAR BDS PERPETUAL USD100000 144A'	100,000	Units			94,765
SOUTHERN NATURAL GAS CO 5.9% NTS 15/03/17 USD1000 144A'	20,000	Units			19,966
SPRINT CAP CORP NT 8.375% DUE 15/MAR/2012	190,000	Units			210,460
STRUCTURED ASSET MORTGAGE INVESTMENTS II TRUST 2006-AR I-A-3 VARIABLE 25/JUL/2036	266,235	Units			252,381
STRUCTURED ASSET MORTGAGE INVESTMENTS INC 2006-AR7 A1A VAR 25/AUG/2036	318,903	Units			306,915
SUNTRUST CAPITAL VIII 6.1% NTS 15/12/36 USD1000	120,000	Units			100,207
TELECOM ITALIA CAPITAL 5.25% 01OCT20015	70,000	Units			69,116
TERWIN MORTGAGE TRUST TMTS 20 AF-3 VARIABLE 25-Jul-36	200,000	Units			199,880
THORNBURG MORTGAGE SECURITIES TRUST 2005-2 A4 FLT 25-Jul-45	326,957	Units			327,139
THORNBURG MORTGAGE SECURITIES TRUST 2005-4 A-3 VARIABLE 25/DEC/2035	348,940	Units			348,398
THORNBURG MORTGAGE SECURITIES TRUST 2007-4 3A-1 VARIABLE 25/SEP/2037	353,857	Units			352,517
THORNBURG MORTGAGE SECURTIES TRUST SERIES 2005-2 CL A3 VAR 25/JUL/2045	306,166	Units			306,237
THORNBURG MTG TR 2007-4 2A-1 25/SEP/2037 FLT	394,190	Units			397,604
TNK-BP FINANCE SA 7.875% MTN 13/MAR/2018 USD'144	200,000	Units			201,044
TRAVELERS COS INC VAR 15/MAR/2067	120,000	Units			114,760
TYCO INTERNATIONAL 6% NTS 15/NOV/2013 USD1000	220,000	Units			227,811
VALE OVERSEAS LIMITED 6.875% GTD NTS 21/NOV/2036 USD1000	165,000	Units			168,176
VERIZON GLOBAL FUNDING CORP 7.375% BDS 01/SEP/2012 USD1000	40,000	Units			45,148
WACHOVIA CORP 5.75% BDS 15/JUN/2017 USD1000	30,000	Units			29,893
WACHOVIA CORPORATION 5.25% 01/AUG/2014	220,000	Units			219,914
WACHOVIA MTG LN TR 2005-A 1-A-1 20/SEP/2035 FLT	245,255	Units			247,057
WAL-MART STORES INC 5.8% NTS 15/FEB/2018 USD1000	120,000	Units			126,340
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR A-1A2 VARIABLE 25/DEC/2045	525,223	Units			498,105
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2005-AR A-1A2 VARIABLE 25/DEC/2045	148,939	Units			140,870
WAMU MORTGAGE PASS-THROUGH CERTIFICATES 2006-AR 1-A1 VARIABLE 25/SEP/2036	149,617	Units			151,921
WAMU MORTGAGE PASS-THROUGH TRUST 2005 AR14 1A1	129,253	Units			129,183
WAMU MTG CERT 2007-OA6 1A-1B 25/JUL/2047 FLT	375,799	Units			348,721
WASHINGTON MUTUAL BK FA 5.50% 15/JAN/2013	140,000	Units			127,771
WASHINGTON MUTUAL INC 5.25% 15/SEP/2017	90,000	Units			76,453
WASHINGTON MUTUAL MORTGAGE PASS-THROUGH CERTIFICATES WMALT 2007-OA A-1A VARIABLE	367,768	Units			352,427
WASTE MGMT INC DEL SR NT 6.375% 15/NOV/2012	130,000	Units			138,510
WELLPOINT INC 5.875% BDS 15/JUN/2017 USD1000	10,000	Units			10,094
WELLS FARGO CAPITAL VAR BDS 01/DEC/2086 USD100000	100,000	Units			93,604
WELLS FARGO MORTGAGE BACKED SECURITIES TRUST 2006-AR II-A-3 VARIABLE 25/APR/2036	278,330	Units			278,917
WEYERHAEUSER CO 6.75% NTS 15/MAR/2012 USD1000	90,000	Units			96,301
WISCONSIN POWER & LIGHT CO 6.375% DEB 15/AUG/2037 USD1000	20,000	Units			21,196
WYETH 5.95% BDS 01/APR/2037 USD2000	70,000	Units			71,227
Total Corporate Debt Securities					$29,092,550

Government Bonds
UNITED MEXICAN STATES 6.75% NTS 27/SEP/2034 USD1000'GMTN'	257,000	Units			288,386
UNITED STATES OF AMER TREAS BONDS 2% BDS 15/JAN/2026 USD1000	290,000	Units			306,865
UNITED STATES OF AMER TREAS BONDS 2.375% BDS 15/JAN/2025 USD1000	700,000	Units			823,111
UNITED STATES OF AMER TREAS BONDS TIPS 3.375% BDS 15/APR/2032 USD1000	30,000	Units			45,480
UNITED STATES OF AMER TREAS NOTES 2.625% 15/JUL/2017 USD1000	20,000	Units			22,000
UNITED STATES OF AMER TREAS NOTES FLT TIPS 15/APR/2029 USD1000	110,000	Units			186,124
UNITED STATES OF AMER TREAS NOTES NTS VAR 15/JAN/2027 USD1000	600,000	Units			664,216
UNITED STATES OF AMER TREAS STRIP 0% 15/MAY/2030 USD1000	70,000	Units			25,361
US TREAS NTS 04.500% 30/SEP/2011	520,000	Units			548,452
US TREAS NTS 04.750% 31/JAN/2012	40,000	Units			42,958
US TREASURY NOTES (CBT) 5% NTS 15/MAY/2037 USD1000	500,000	Units			548,189
USA TREASURY NTS FLT DEB 15/JAN/2017 USD1000	20,000	Units			22,094
US Treasury Note - 4.625%, 2/28.2008 (912828EY)	4,495,000	Units			4,506,053
AMERICAN ELECTRIC POWER CO INC COM STK USD6.50	(58,281)	Units	*		2,743,886
RUSSIAN FEDERATION MINISTRY FINANCE 5% STP UP BDS 31/MAR/2030 USD1000 REG’S	300,000	Units			347,132
Total Government Bonds					$11,120,307

Mortgage Backed Securities
FEDERAL HOME LN BKS CONS BD 4.6% 29/OCT/2008	200,000	Units			201,865
FEDERAL HOME LOAN BANKS 4.875% BDS 18/NOV/2011 USD10000	140,000	Units			146,086
FEDERAL HOME LOAN MTG CORP	90,000	Units			90,607
FEDERAL NATIONAL MORTGAGE ASSOC 6% BDS 18/APR/2036 USD1000 'REGS'	60,000	Units			65,070
FEDERAL NATIONAL MORTGAGE ASSOC 6% MTG BCKD P/THRU 15/1/34 USD1000	100,000	Units			101,531
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD P/THRU 15/1/32 USD1000	2,380,000	Units			2,446,193
FHLMC MORTPASS 5.89% 01/FEB/2037 1G PN# 1G2628	451,671	Units			461,952
FHLMC MORTPASS 5.901% 01/APR/2037 1N PN# 1N1454	456,833	Units			466,220
FHLMC MORTPASS 6.116% 01/SEP/2037 1G PN# 1G2201	196,436	Units			200,073
FHLMCGLD MORTPASS 5.5% 01/JAN/2038 G0 PN# G03696	2,100,000	Units			2,105,290
FHLMCGLD MORTPASS 5.5% 01/NOV/2035 A3 PN# A39803	251,119	Units			251,849
FHLMCGLD MORTPASS 5.5% 01/NOV/2037 G0 PN# G03695	1,200,000	Units			1,203,174
FHLMCGLD MORTPASS 6% 01/DEC/2037 G0 PN# G03698	1,200,000	Units			1,223,920
FHLMCGLD MORTPASS 6% 01/JAN/2038 G0 PN# G03697	500,000	Units			509,967
FHLMCGLD MORTPASS 6% 01/OCT/2037 G0 PN# G03441	189,383	Units			193,158
FNMA MORTPASS 5.5% 01/NOV/2036 CL PN# 745959	597,543	Units			599,636
FNMA MORTPASS 6.5% 01/AUG/2037 CL PN# 936879	558,163	Units			576,779
FNMA MORTPASS 6.5% 01/NOV/2037 CL PN# 956793	340,949	Units			352,320
FNMA TBA 15YR TBA 05.000% JAN	1,000,000	Units			1,000,938
FNMA TBA 5.5% MBPT 15/1/19 USD1000	2,000,000	Units			2,025,624
FNMA TBA SF 5.0 30 YR JAN	14,600,000	Units			14,244,125
TBA FNMA SF 5.50 30 YRS JAN	450,000	Units			449,438
TBA GNMA I SF 6.00 30 YRS JAN	2,300,000	Units			2,354,625
TBA GNMA I SF 6.50 30 YRS JAN	700,000	Units			722,750
FEDERAL NATIONAL MORTGAGE ASSOC 6% MTG BCKD P/THRU	100,000	Units			(100,563)
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD	1,500,000	Units			(1,543,359)
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD	100,000	Units			(102,820)
FEDERAL NATIONAL MORTGAGE ASSOC 6.5% MTG BKD	780,000	Units			(801,938)
FNMA TBA 15YR TBA 05.000% JAN	1,000,000	Units			(989,531)
FNMA TBA 5.5% MBPT 15/1/19 USD1000	2,000,000	Units			(2,009,063)
FNMA TBA SF 5.0 30 YR JAN	(200,000)	Units	*		194,281
FNMA TBA SF 5.0 30 YR JAN	300,000	Units			(288,750)
FNMA TBA SF 5.0 30 YR JAN	300,000	Units			(288,563)
FNMA TBA SF 5.0 30 YR JAN	100,000	Units			(96,172)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(192,500)
FNMA TBA SF 5.0 30 YR JAN	6,200,000	Units			(6,066,313)
FNMA TBA SF 5.0 30 YR JAN	1,000,000	Units			(984,023)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(196,711)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(196,867)
FNMA TBA SF 5.0 30 YR JAN	2,000,000	Units			(1,966,250)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(196,664)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(196,688)
FNMA TBA SF 5.0 30 YR JAN	300,000	Units			(295,090)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(196,906)
FNMA TBA SF 5.0 30 YR JAN	800,000	Units			(786,750)
FNMA TBA SF 5.0 30 YR JAN	1,900,000	Units			(1,867,270)
FNMA TBA SF 5.0 30 YR JAN	300,000	Units			(294,867)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(195,938)
FNMA TBA SF 5.0 30 YR JAN	200,000	Units			(193,656)
TBA FNMA SF 5.50 30 YRS JAN	200,000	Units			(198,375)
TBA FNMA SF 5.50 30 YRS JAN	250,000	Units			(248,047)
TBA GNMA I SF 6.00 30 YRS JAN	300,000	Units			(307,734)
TBA GNMA I SF 6.00 30 YRS JAN	2,000,000	Units			(2,043,750)
TBA GNMA I SF 6.50 30 YRS JAN	700,000	Units			(724,281)
Total Mortgage Backed Securities					$8,618,034

Registered Investment Companies
ACCESSOR INTERNATL EQUITY ADV CLASS	8,966	Units			214,568
AIM CHINA FD CLASS A	1,198	Units			27,238
AIM CHINA FD CL B	99	Units			2,217
AIM ENERGY CLASS B	147	Units			6,191
AIM ENERGY INVESTOR CLASS	121	Units			5,410
AIM INTERNATIONAL CORE EQUITY INV CL	5,103	Units			74,299
ALGER CAPITAL APPREC INSTITUIONAL CL R	1,156	Units			24,656
ALLIANCEBER GLOBAL BOND CLASS A	8,094	Units			65,725
ALLIANCEBER INTL VALUE ADVISOR	1,106	Units			24,925
ALLIANZ NFJ DIVIDEND VALUE FD CL D	2,232	Units			36,966
ALLIANZ RCM TECHNOLOGY CL A	227	Units			11,486
ALLIANZ RCM TECHNOLOGY CL D	316	Units			15,832
ALPINE DYNAMIC DIVID FUND	7,775	Units			94,000
ALPINE INTERNATIONAL REAL ESTATE EQUITY Y	5,814	Units			227,792
AMANA MUTUAL FUND TRUST GROWTH	28,600	Units			657,807
AMANA MUTUAL FUND TRUST INCOME	2,866	Units			88,782
AMERICAN AMCAP CLASS A	808	Units			16,293
AMERICAN BALANCED CLASS R3	400	Units			7,706
AMERICAN BALANCED CL R5	1,571	Units			30,353
AMERICAN BEACON BALANCED	1,754	Units			23,363
AMERICAN BEACON ERMG MKTS PLANAHEAD CL	1,361	Units			25,397
AMERICAN BEACON LARGE CAP VALUE PLAN	3,220	Units			72,100
AMERICAN BOND FUND OF AMERICA CLASS F	6,912	Units			90,271
AMERICAN BOND FUND OF AMERICA CL R3	5,308	Units			69,317
AMERICAN CAPITAL INCOME BUILDER CL A	2,555	Units			159,844
AMERICAN CAPITAL INCOME BUILDER CL F	637	Units			39,875
AMERICAN CAPITAL INCOME BUILDER CL R3	276	Units			17,293
AMERICAN CAPITAL INCOME BUILDER R5	516	Units			32,264
AMERICAN CAPITAL WORLD BOND CLASS F	2,315	Units			45,555
AMERICAN CAPITAL WOR LD BOND FD R5	4,216	Units			83,392
AMERICAN CAPITAL WORLD GRTH & INC A	888	Units			39,614
AMERICAN CAPITAL WORLD GRWTH & INC R5	1,272	Units			56,739
AMERICAN CENTURY CAPITAL VAL INV SHR	1,800	Units			13,971
AMERICAN CENTURY EMERGING MARKETS INV	12,648	Units			145,835
AMERICAN CENTURY EQUITY GROWTH	1,051	Units			25,428
AMERICAN CENTURY EQUITY INCOME	17,937	Units			139,906
AMERICAN CENTURY GLOBAL GOLD	5,314	Units			118,720
AMERICAN CENTURY HERITAGE	5,500	Units			120,624
AMERICAN CENTURY INFLATION ADJ TREAS	711	Units			7,996
AMERICAN CENTURY INTERNATIONAL BOND	3,973	Units			57,682
AMERICAN CENTURY MID CAP VALUE INV SHS	703	Units			7,947
AMERICAN CENTURY NEW OPP II CL C	1,328	Units			11,531
AMERICAN CENTURY ONE CHOICE VERY AGGR INV	218	Units			3,228
AMERICAN CENTURY REAL ESTATE	417	Units			8,823
AMERICAN CENTURY TAX FREE BOND	298	Units			3,202
AMERICAN CENTURY UTILITIES	3,788	Units			71,295
AMERICAN CENTURY VISTA	183	Units			3,955
AMERICAN EUROPACIFIC GROWTH CLASS A	414	Units			21,067
AMERICAN EUROPACIFIC GROWTH CLASS F	186	Units			9,439
AMERICAN EUROPACIFIC GROWTH CL R5	598	Units			30,440
AMERICAN FUNDAMENTAL INVESTORS R3	785	Units			33,261
AMERICAN FUNDAMENTAL INVESTORS R5	3,236	Units			137,397
AMERICAN GROWTH FUND OF AMERICA CLASS F	1,503	Units			50,802
AMERICAN GROWTH FUND OF AMERICA CL R3	238	Units			7,986
AMERICAN GROWTH FUND OF AMERICA CL R5	6,245	Units			212,337
AMERICAN HIGH INCOME TRUST R3	3,275	Units			38,847
AMERICAN INCOME FUND OF AMERICA CLASS A	5,362	Units			103,906
AMERICAN INCOME FUND OF AMERICA R5	886	Units			17,171
AMERICAN INCOME FUND OF AMER R1	261	Units			5,038
AMERICAN INVESTMENT CO OF AMERICA CL F	122	Units			4,015
AMERICAN NEW PERSPECTIVE CLASS A	4,040	Units			137,122
AMERICAN SMALLCAP WORLD CLASS C	394	Units			15,300
AMERICAN SMALLCAP WORLD CLASS F	1,168	Units			47,322
AMERICAN WORLD GROWTH INCOME CL R3	1,027	Units			45,587
ARIEL FUND	178	Units			8,259
ARTISAN INTERNAT'L INVESTOR CLASS	849	Units			25,381
ARTISAN OPPORTUNISTIC VALUE	990	Units			10,282
ASTON/OPTIMUM MID CAP CL N	1,245	Units			35,259
ASTON/TAMRO LARGE CAP VALUE CL N	1,829	Units			22,921
BARON ASSET	1,225	Units			78,091
BARON GROWTH	406	Units			20,585
BARON PARTNERS FUND	6,747	Units			160,310
BASIC MATERIAL ULTRA SEC PRO FD INVESTOR	425	Units			27,207
BLACKROCK GLOBAL RESOURCES PORT CL A	74	Units			4,341
BLACKROCK HEALTH SCIENCES OPP PRT A	176	Units			5,278
BLACKROCK HIGH YIELD BOND CLASS A	2,800	Units			21,704
BLACKROCK LARGE CAP VALUE FD CL A	577	Units			10,660
BLACKROCK LATIN AMERICA FD CL A	22	Units			1,450
BLACKROCK LATIN AMERICA FD CL C	22	Units			1,366
BRANDYWINE BLUE	6,484	Units			228,834
BRIDGEWAY AGGRESSIVE INVESTOR 2	3,446	Units			75,097
BRIDGEWAY BALANCED PORTFOLIO	738	Units			9,738
BRIDGEWAY LARGE CAP GROWTH CL N	770	Units			11,535
BRIDGEWAY SMALL CAP GROWTH CL N	3,770	Units			57,490
BRIDGEWAY SMALL CAP VALUE FUND CL N	606	Units			10,466
BRIDGEWAY ULTRA SMALL CO MARKET	3,057	Units			54,353
BUFFALO BALANCED FUND	732	Units			8,811
BUFFALO HIGH YIELD	369	Units			4,024
BUFFALO MID CAP FUND	6,433	Units			98,353
BUFFALO SCIENCE & TECHNOLOGY FD	498	Units			6,690
CAMBIAR OPPORTUNITY INVESTOR CL	257	Units			4,885
COHEN & STEERS REALTY SHARES	998	Units			58,662
COLUMBIA GREATER CHINA FD CL Z	251	Units			17,256
COLUMBIA MID CAP VALUE PRIMARY Z	1,385	Units			20,327
COLUMBIA SMALL CAP VALUE II CL A	208	Units			2,804
CONSUMER GOODS ULTRA SECTOR PRO FDS -INV	476	Units			19,442
DAVIS NEW YORK VENTURE INSTL CL Y	4,548	Units			183,974
DELAFIELD FUND INC	2,044	Units			49,703
DIAMOND HILL FINANCIAL LONG/SHT A	529	Units			8,572
DIAMOND HILL LARGE CAP CLASS A	2,015	Units			32,739
DIAMOND HILL LONG SHORT CLASS A	2,154	Units			39,612
DIAMOND HILL LONG SHORT CLASS C	1,109	Units			19,568
DIREXION 10 YEAR NOTE BULL 2.5X INVST	898	Units			19,551
DIREXION COMMODITY BULL 2X INVESTOR	647	Units			23,387
DIREXION HIGH YIELD BEAR INVESTOR SHS	2,627	Units			49,196
DIREXION LATIN AMERICA BULL 2X INV	545	Units			16,892
DIREXION SMALL CAP BEAR 2.5X INV CL	1,497	Units			17,081
DODGE & COX INCOME	5,683	Units			71,094
DODGE & COX INTERNATL STOCK FUND	19,741	Units			908,503
DREYFUS PREMIER GREATER CHINA CL C	1,506	Units			68,363
DREYFUS PREMIER GREATER CHINA CL I	5,092	Units			252,652
DREYFUS PREMIER INTL GROWTH CLASS A	63	Units			912
DREYFUS PREMIER S&P STARS OPPR CL T	129	Units			3,136
DREYFUS S&P 500 STOCK INDEX FUND	98	Units			2,985
DWS CORE FIXED INCOME CLASS S	2,090	Units			22,359
DWS GLOBAL OPPORTUNITIES CL S	288	Units			12,485
DWS GLOBAL THEMATIC CL S	393	Units			11,243
DWS GOLD & PRECIOUS METALS CL S	575	Units			12,361
EATON VANCE GREATER INDIA FUND CLASS B	84	Units			2,792
EATON VANCE TAX MNGD EMERGING MKTS INSTL	2,688	Units			143,078
EVERGREEN EMERG MKTS GROWTH FUND CLASS C	794	Units			17,573
EVERGREEN GLOBAL OPPORTUNITIES CL C	499	Units			14,598
EXCELSIOR EMERGING MARKETS	1,381	Units			23,069
EXCELSIOR ENERGY & NATURAL RESOURCES	402	Units			10,220
EXCELSIOR INTERNATL	1,566	Units			31,754
EXCELSIOR LARGE CAP GROWTH	3,047	Units			37,996
EXCELSIOR MID CAP VALUE & RESTRUCTING	489	Units			10,316
EXCELSIOR SMALL CAP	133	Units			2,467
EXCELSIOR VALUE AND RESTRUCTURING	7,554	Units			429,238
FAIRHOLME FUND	22,049	Units			702,497
FALLING US DOLLAR PRO FUND INV CLASS	557	Units			16,575
FAM VALUE	214	Units			9,740
FBR FOCUS FUND	937	Units			50,995
FBR LARGE CAP FINANCIAL	106	Units			1,481
FBR SMALL CAP FINANCIAL	1,116	Units			17,697
FEDERATED BOND CLASS F	2,756	Units			24,388
FEDERATED HIGH YIELD INSTL FUND	6,161	Units			35,921
FIDELITY ADVISOR DIVERSIFIED INT'L I	750	Units			16,632
FIDELITY ADVISOR EMERGING ASIA CL I	927	Units			28,881
FIDELITY ADVISOR HIGH INCOME ADV CL I	299	Units			2,898
FIDELITY ADVISOR LEVERGED CO STK CL I	1,532	Units			59,217
FIDELITY ADVISOR UTILITIES CLASS A	129	Units			2,976
FIDELITY BALANCED	1,768	Units			34,672
FIDELITY CANADA	4,346	Units			266,855
FIDELITY CAPITAL & INCOME	12,847	Units			111,513
FIDELITY CHINA REGION	1,973	Units			61,509
FIDELITY DISCIPLINED EQUITY	267	Units			7,894
FIDELITY EMERGING MARKETS	2,693	Units			91,158
FIDELITY EUROPE	1,008	Units			42,482
FIDELITY EUROPE CAPITAL APPRECIATION	757	Units			20,133
FIDELITY EXPORT & MULTINATIONAL	523	Units			13,454
FIDELITY FLOATING RATE HIGH INCOME	11,184	Units			107,029
FIDELITY FREEDOM 2020	2,816	Units			44,528
FIDELITY INT'L DISCOVERY	1,003	Units			43,221
FIDELITY INTL SMALL CAP OPP FUND	378	Units			5,454
FIDELITY LATIN AMERICA	1,671	Units			103,615
FIDELITY LEVERAGED COMPANY STOCK	9,308	Units			300,912
FIDELITY MID CAP VALUE	1,522	Units			24,772
FIDELITY NORDIC	601	Units			27,250
FIDELITY OTC PORT	422	Units			22,041
FIDELITY OVERSEAS	289	Units			13,982
FIDELITY PACIFIC BASIN	546	Units			16,491
FIDELITY PURITAN	4,729	Units			89,996
FIDELITY REAL ESTATE INVESTMENT	1,053	Units			27,365
FIDELITY SELECT CHEMICALS	134	Units			11,054
FIDELITY SELECT CONSTRUCTN & HOUSING	251	Units			8,493
FIDELITY SELECT CONSUMER STPLES PORT	62	Units			4,126
FIDELITY SELECT DEFENSE & AEROSPACE	500	Units			44,238
FIDELITY SELECT ENERGY	867	Units			57,814
FIDELITY SELECT ENERGY SERVICE	743	Units			75,511
FIDELITY SELECT ENVIRONMENTAL SVCS	839	Units			16,240
FIDELITY SELECT FINANCIAL SVCS	105	Units			10,044
FIDELITY SELECT GOLD	347	Units			13,854
FIDELITY SELECT INDUSTRIAL EQUIPMENT	675	Units			24,260
FIDELITY SELECT INDUSTRIALS PORT	773	Units			17,210
FIDELITY SELECT MATERIALS PORTFOLIO	396	Units			23,184
FIDELITY SELECT MEDICAL DELIVERY	392	Units			20,617
FIDELITY SELECT MEDICAL EQUIP&SYSTEM	1,117	Units			27,768
FIDELITY SELECT NATURAL GAS	1,287	Units			62,424
FIDELITY SELECT NATURAL RESOURCES	1,225	Units			49,051
FIDELITY SELECT TECHNOLOGY	79	Units			6,437
FIDELITY SELECT TRANSPORT	279	Units			12,743
FIDELITY SELECT WIRELESS PORTFOLIOS	1,589	Units			13,729
FIDELITY SOUTHEAST ASIA	4,063	Units			161,127
FIDELITY STRATEGIC INCOME	9,061	Units			94,964
FIDELITY VALUE	105	Units			7,875
FIRST EAGLE GOLD CLASS A	3,311	Units			79,361
FMI LARGE CAP FUND	3,164	Units			48,285
FORWARD HOOVER SMALL CAP EQUITY INV CL	2,471	Units			48,712
FORWARD INTERNATIONL EQUITY FUND	11	Units			204
FORWARD INTERNTL SMALL CO INVESTOR CL	1,150	Units			20,747
FPA NEW INCOME	1,768	Units			19,356
FRANKLIN GOLD AND PRECIOUS METALS CL C	116	Units			4,104
FRANKLIN INCOME CLASS C	10,840	Units			28,183
FRANKLIN STRATEGIC INCOME C	3,927	Units			40,170
GABELLI ASSET FUND	835	Units			41,593
GABELLI EQUITY INCOME FUND	1,600	Units			35,503
GAMCO GOLD FUND	2,049	Units			58,200
GLOBAL EMERGING MARKETS	990	Units			16,618
GOLDMAN SACHS ASSET ALLOC GRWTH STRAT A	10,055	Units			144,293
GOLDMAN SACHS BRIC FD CL C	66	Units			1,231
GREENSPRING FUND	181	Units			4,275
GUINNESS ATKINSON CHINA & HONG KONG	360	Units			15,506
GUINNESS ATKINSON GLOBAL ENERGY	226	Units			7,216
HARBOR BOND INST	22,298	Units			265,573
HARBOR CAPITAL APPRECIATION INV CL	1,978	Units			73,092
HARBOR INTERNATIONAL GROWTH INV CLASS	773	Units			12,486
HARBOR INTERNATIONAL INSTITUTIONAL FD	1,615	Units			115,242
HARBOR INTERNATIONAL INVESTOR SHARES	2,350	Units			166,213
HARDING LOEVNER EMERGING MKT PORT	629	Units			36,133
HARTFORD CAPITAL APPRECIATION CL A	2,084	Units			84,302
HARTFORD CAPITAL APPRECIATION CL B	137	Units			4,948
HARTFORD CAPITAL APPRECIATION CL C	731	Units			26,537
HARTFORD GLOBAL HEALTH CL C	1,184	Units			18,993
HEARTLAND SELECT VALUE	1,794	Units			47,495
HEARTLAND VALUE	306	Units			12,706
HENNESSY BALANCED	427	Units			4,825
HENNESSY CORNERSTONE GROWTH	514	Units			7,989
HODGES FUND	315	Units			8,628
HUSSMAN STRATEGIC GROWTH	4,777	Units			74,379
ICON ENERGY	3,255	Units			109,510
ICON FINANCIAL FUND	224	Units			2,765
ICON HEALTHCARE	1,366	Units			22,097
ICON LONG SHORT CLASS I	1,588	Units			29,069
ICON MATERIALS	2,527	Units			32,899
ICON TELECOMM AND UTILITIES	294	Units			2,505
ING CORPORATE LEADER TRUST	2,748	Units			63,155
ING REAL ESTATE FUND CLASS C	100	Units			1,449
IVY GLOBAL NATURAL RESOURCES CLASS B	51	Units			1,858
IVY INTERNATIONAL GROWTH FUND CL Y	164	Units			6,649
JAMES ADVANTAGE SMALL CAP	2,089	Units			45,644
JAMES BALANCED: GOLDEN RAINBOW FUND	3,591	Units			66,082
JANUS ADVISER ORION CL R	613	Units			9,789
JANUS CONTRARIAN FUND	27,448	Units			533,597
JANUS CORE FUNDAMENTAL EQUITY	755	Units			20,000
JANUS MID CAP VALUE INVST SHS	19,081	Units			427,979
JANUS ORION FUND	16,922	Units			220,151
JANUS OVERSEAS	17,138	Units			923,899
JANUS RESEARCH FUND	901	Units			27,954
JENNISON NATURAL RESOURCES FD CL Z	745	Units			45,662
JENNISON UTILITY CL C	2,072	Units			29,220
JENSEN PORTFOLIO CLASS J	2,106	Units			59,886
JPMORGAN CAPITAL GROWTH CL A	31	Units			1,283
JPMORGAN DIVERSIF MID CAP GROWTH CL A	59	Units			1,315
JPMORGAN EMERGING MARKETS DEBT SELECT	1,060	Units			8,964
JPMORGAN EMERGING MARKETS EQUITY CL A	4,382	Units			109,762
JPMORGAN EMERGING MRKTS EQ CL C	395	Units			9,739
JPMORGAN INTERNATL EQUITY INDEX CL A	499	Units			14,613
JPMORGAN INTERNATL VALUE FUND CLASS A	5,067	Units			93,133
JPMORGAN INTERNTL EQUITY FUND CLASS A	399	Units			12,679
JPMORGAN INTREPID EUROPEAN CLASS A	2,090	Units			59,286
JPMORGAN INTREPID MID CAP FUND CLASS A	4,640	Units			71,834
JPMORGAN REALTY INCOME FUND CLASS A	634	Units			6,821
JPMORGAN US REAL ESTATE CLASS A	497	Units			8,494
JPMORGAN VALUE ADVANTAGE CL A	235	Units			4,288
JPMORGAN VALUE OPPORTUNITIES CL A	65	Units			1,117
JULIUS BAER GLOBAL EQUITY CLASS A	124	Units			5,558
JULIUS BAER INTL EQUITY FUND II CL A	7,466	Units			127,815
KEELEY SMALL CAP VALUE FD INC	5	Units			140
KINETICS PARADIGM FUND	4,196	Units			130,034
KINETICS SMALL CAP OPPORTUNITIES	1,136	Units			36,273
LAZARD EMERGING MKTS OPEN CLASS	6,048	Units			146,182
LEGG MASON PRTN GLOB HI YIELD BOND CL C	445	Units			3,563
LEUTHOLD ASSETT ALLOCATION FD	3,739	Units			42,133
LOOMIS SAYLES BOND RETAIL SHARES	42,176	Units			613,240
LOOMIS SAYLES GLOBAL BOND RETAIL	2,028	Units			32,056
MAINSTAY ICAP INTERNATIONAL FD I	221	Units			8,471
MAINSTAY ICAP SELECT EQUITY FD CL I	17,997	Units			699,019
MANAGERS BOND	2,011	Units			50,966
MANAGERS FREMONT BOND FUND	2,064	Units			21,795
MARSHALL MID CAP VALUE CL Y	1,598	Units			21,179
MARSHALL SMALL CAP GROWTH CL Y	1,034	Units			17,178
MARSICO 21ST CENTURY FUND	25,870	Units			451,174
MARSICO FOCUS	6,476	Units			129,454
MARSICO GROWTH FUND	6,879	Units			152,982
MARSICO INTERNAT'L OPPORTUNITIES	2,504	Units			45,095
MATTHEWS ASIAN TECHNOLOGY FUND	4,775	Units			46,797
MATTHEWS ASIA PACIF EQUITY INCOME FD	547	Units			6,563
MATTHEWS ASIA PACIFIC FUND	1,046	Units			18,089
MATTHEWS CHINA FUND	1,404	Units			55,795
MATTHEWS INDIA FUND	6,289	Units			153,712
MATTHEWS KOREA FUND	3,477	Units			22,811
MERGER FUND	209	Units			3,135
MERIDIAN VALUE FUND	675	Units			21,556
MERK HARD CURRENCY FUND INVESTOR CL	11,944	Units			137,955
METZLER PAYDEN EURO EMERGING MKTS CL	2,235	Units			84,634
MFS SECTOR ROTATIONAL CL C	976	Units			18,802
MIDAS FUND	4,459	Units			25,152
MOBILE TELCOMM ULTRA SECTOR PRO FD INVSTR	299	Units			4,057
MUHLENKAMP FUND	2,515	Units			163,446
MUTUAL SERIES DISCOVERY CLASS Z	3,869	Units			125,560
MUTUAL SERIES EUROPEAN CLASS Z	1,231	Units			32,411
MUTUAL SERIES FINCL SERVICES CLASS Z	203	Units			3,797
MUTUAL SERIES MUTUAL BEACON CLASS C	2,372	Units			36,717
MUTUAL SERIES SHARES CLASS Z	101	Units			2,571
NATIONWIDE CHINA OPP CL A	474	Units			12,055
NEUBERGER BERMAN INT'L INVESTOR CLASS	920	Units			19,235
NEUBERGER BERMAN INT'L TRUST CLASS	1,387	Units			31,958
NEUBERGER BERMAN PARTNERS INVESTOR	4,650	Units			152,600
NEUBERGER BERMAN REAL ESTATE TRUST CL	111	Units			1,206
NEUBERGER BERMAN REGENCY INVESTOR	623	Units			10,592
NORTHERN GLOBAL REAL ESTATE INDEX FD	402	Units			4,332
NORTHERN SMALL CAP VALUE	1,868	Units			25,950
OAKMARK FUND I	253	Units			10,232
OAKMARK GLOBAL SELECT FD CL 1	623	Units			6,352
OAKMARK SELECT I	5,742	Units			146,203
OBERWEIS CHINA OPPORTUNITIES FUND	9,772	Units			283,984
OBERWEIS INTL OPPORTUNITIES FUND	138	Units			1,943
OIL EQUIPMENT SCVS DIST ULTRA SVCS CL	394	Units			16,280
OIL & GAS ULTRA SECT PRO FDS -INVESTOR	1,971	Units			117,023
OLD MUTUAL CLAY FIN CHINA FD A	648	Units			13,739
OLD MUTUAL COLUMBUS CIRCLE TECH&COMM Z	290	Units			4,942
OPPENHEIMER GOLD & SPL MINERALS CL N	815	Units			28,390
OPPENHEIMER INTERNAT'L BD CL N	2,442	Units			15,505
PARNASSUS FIXED INCOME FUND	1,501	Units			24,456
PERMANENT PORTFOLIO FD INC	3,641	Units			131,227
PERRITT EMERGING OPPORTUNITIES FUND	975	Units			12,858
PERRITT MICROCAP OPPORTUNITIES	635	Units			16,963
PHOENIX FOREIGN OPPORTUNITES CL A	852	Units			24,680
PIMCO COMMODITY REAL RETURN CL D	6,689	Units			107,832
PIMCO DEVELOPING LOCAL MKTS D	5,821	Units			61,467
PIMCO FLOATING RATE INCOME CL D	1,429	Units			14,057
PIMCO REAL RETURN CLASS C	1,851	Units			20,285
PIMCO REAL RETURN CLASS D	6,768	Units			74,172
PIMCO STOCKS PLUS CLASS D	939	Units			10,304
PIMCO TOTAL RETURN CLASS A	729	Units			7,792
PIMCO TOTAL RETURN CLASS D	11,442	Units			122,318
POLARIS GLOBAL VALUE	2,103	Units			36,797
PRECIOUS METALS ULTRA SEC PRO INVST	1,651	Units			78,916
PRO FUNDS ULTRA SHORT MID-CAP-INV CL	797	Units			10,286
PRUDENT GLOBAL INC FUNDS	4,502	Units			58,259
PUTNAM GLOBAL NATURAL RESOURCE C	960	Units			28,988
QUANT FOREIGN VALUE FUND ORDINARY SHS	1,141	Units			23,134
QUANTITATIVE EMRG MKTS FD-ORDINARY SHS	1,891	Units			59,193
RAINIER MID CAP EQ PORTFOLIO	1,270	Units			56,169
REAL ESTATE ULTRA SECTOR PRO FD INVSTR	62	Units			2,306
RISING RATES OPP 10 PROFUND INV CLASS	528	Units			14,880
ROYCE MICROCAP INVESTMENT CLASS	380	Units			5,981
ROYCE OPPORTUNITY FUND INVEST CLASS	8,431	Units			92,912
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	13,434	Units			145,351
ROYCE SPECIAL EQUITY INVESTMENT CL	1,634	Units			29,847
ROYCE TOTAL RETURN FD INVESTMENT CL	5,627	Units			72,753
ROYCE VALUE FUND SERVICE CL	4,830	Units			51,390
ROYCE VALUE PLUS SERVICE CLASS	31,937	Units			441,048
RS GLOBAL NATURAL RESOURCES CL A	717	Units			27,233
RS VALUE FUND CL A	1,556	Units			40,879
RYDEX BASIC MATERIALS ADVISOR CL	546	Units			26,806
RYDEX BIOTECHNOLOGY INV CLASS	113	Units			2,613
RYDEX INVERSE S&P 500 STRATEGY INV CL	4,277	Units			155,052
RYDEX OTC INVESTOR CLASS	5,121	Units			70,669
RYDEX PRECIOUS METALS INVESTOR CL	712	Units			48,144
RYDEX RUSSELL 2000 2X STRATEGY CL H	5,862	Units			140,326
RYDEX WEAKENING DOLLAR 2X STRAT CL H	7,189	Units			184,537
SCHNEIDER VALUE FUND	3,983	Units			85,402
SCHWAB HEALTH CARE FUND	536	Units			8,839
SELECTED AMERICAN SHARES CL D	958	Units			45,806
SELECTED AMERICAN SHARES CL S	3,043	Units			145,411
SENTINEL MID CAP VALUE CL C	592	Units			8,913
SHORT SMALL CAP PRO FUND INVESTOR	1,937	Units			30,585
SOUND MIND INVESTING FUND	4,281	Units			56,379
SOUND SHORE FD INC	821	Units			29,289
SPARTAN 500 INDEX INVESTOR CLASS	515	Units			52,223
SPARTAN INTL INDEX INVESTOR CLASS	572	Units			27,044
SSGA EMERGING MARKETS	2,094	Units			63,036
SSGA INTERNATIONAL STOCK SELECTION	13,281	Units			187,532
SSGA TUCKERMAN ACTIVE REIT	277	Units			3,872
STRATTON SMALL CAP VALUE FUND	1,927	Units			88,899
TAMARACK MICROCAP VALUE CL S	1,839	Units			35,062
TEMPLETON GROWTH CLASS R	764	Units			18,219
THIRD AVENUE VALUE	4,604	Units			279,733
THORNBURG INTL VALUE CL A	1,422	Units			47,223
THORNBURG INTL VALUE CL INSTL	2,622	Units			88,855
TIAA-CREF INSTL LRG CAP VALUE -RETAIL	198	Units			2,868
TIAA-CREF INSTL MID CAP VALUE -RETAIL	3,419	Units			61,235
TIAA-CREF INSTL REAL ESTATE SEC - RETAIL	3,697	Units			40,523
TOCQUEVILLE FUND	674	Units			17,285
TOCQUEVILLE GOLD FUND	1,950	Units			95,256
TRANSAMERICA PREMIER EQUITY	6,294	Units			161,136
T ROWE PRICE AFRICA & MIDDLE EAST FD	840	Units			10,827
T ROWE PRICE BLUE CHIP GROWTH ADV CL	250	Units			10,050
T ROWE PRICE BLUE CHIP GROWTH INC	188	Units			7,551
T ROWE PRICE CAP APPRECIATION	15,314	Units			304,743
T ROWE PRICE CAPITAL APPRECIATION ADV CL	1,389	Units			27,521
T-ROWE PRICE EMERG EURO & MEDITERRANEAN	4,745	Units			177,287
T ROWE PRICE EMERGING MKTS STOCK	5,961	Units			255,827
T ROWE PRICE EQUITY INCOME	3,143	Units			88,327
T ROWE PRICE EQUITY INCOME ADVISOR CL	184	Units			5,153
T ROWE PRICE EQUITY INDEX TR FD	288	Units			11,334
T ROWE PRICE EXTEND EQU MKT INDEX FUND	1,388	Units			22,136
T ROWE PRICE GLOBAL STOCK	1,806	Units			45,446
T ROWE PRICE GLOBAL TECHNOLOGY	683	Units			5,198
T ROWE PRICE GROWTH STOCK	10,074	Units			339,082
T ROWE PRICE HEALTH SCIENCES	1,236	Units			35,001
T ROWE PRICE INTERNATIONAL BOND	826	Units			8,339
T ROWE PRICE INTL DISCOVERY FUND	729	Units			35,573
T ROWE PRICE INTL EQUITY INDEX	1,688	Units			26,725
T ROWE PRICE INT'L GROWTH & INCOME	300	Units			5,330
T ROWE PRICE LATIN AMERICA FUND	4,982	Units			268,492
T ROWE PRICE MEDIA & TELECOMMUNICATIONS	419	Units			20,318
T ROWE PRICE NEW ASIA	3,601	Units			77,717
T ROWE PRICE NEW ERA	1,185	Units			72,501
T ROWE PRICE NEW HORIZONS FD INC	16,122	Units			491,888
T ROWE PRICE PERSNL STRATEGY INCOME	1,066	Units			16,725
T ROWE PRICE PERSONAL STRAT GRWTH	131	Units			3,195
T ROWE PRICE REAL ESTATE FUND	515	Units			9,882
T ROWE PRICE RET 2040 FD	610	Units			11,717
T ROWE PRICE SPECTRUM INCOME	1,602	Units			19,566
T ROWE PRICE US TREAS INTERMEDIATE	66,432	Units			368,033
T ROWE PRICE VALUE	575	Units			14,876
TURNER NEW ENTERPRISE INV CL	4,026	Units			35,590
ULTRA BEAR PRO FUND SERVICE SHARES	4,041	Units			52,044
ULTRA EMERGING MRKTS PRO FD INVT CL	1	Units			61
ULTRA INTL PRO FD INVT CL	571	Units			20,761
ULTRA MID CAP PRO FUND INVESTOR SHS	1,030	Units			52,473
ULTRA NASDAQ-100 PRO FUND INVESTOR CLASS	1,699	Units			56,031
ULTRA SHORT DOW 30 INVESTOR SHARES	3,524	Units			56,805
ULTRA SHORT EMERGING MRKTS PRO FD INV CL	5,981	Units			43,186
ULTRA SHORT NASDAQ- 100 PROFUND INVESTOR	6,787	Units			62,103
UMB SCOUT INTERNATIONAL	2,338	Units			87,401
UMB SCOUT SMALL CAP	1,725	Units			30,427
US GLOBAL CHINA REGION OPPORTUNITY	7,176	Units			91,425
US GLOBAL REGION EAST EUROPEAN	2,300	Units			114,709
US GLOBAL RESOURCES	19,549	Units			342,099
US GOLD AND PRECIOUS METALS	6,791	Units			109,533
US WORLD PRECIOUS MINERALS	9,774	Units			256,566
UTILITIES ULTRA SECTOR PRO FUND INV	990	Units			28,660
VALUE LINE EMERGING OPPORTUNITY	1,302	Units			44,285
VALUE LINE INCOME	1,207	Units			10,197
VALUE LINE PREMIER GROWTH FUND	1,275	Units			37,447
VAN ECK EMERGING MARKETS CL C	2,549	Units			40,944
VANGUARD 500 INDEX FD INVESTOR SHS	728	Units			98,348
VANGUARD ASSET ALLOCATION	4,651	Units			139,473
VANGUARD CAPITAL VALUE	626	Units			6,355
VANGUARD DEVELOPED MRKTS INDEX INV	2,251	Units			30,540
VANGUARD EMERGING MARKETS STOCK INDEX	1,195	Units			39,584
VANGUARD ENERGY	3,980	Units			327,898
VANGUARD EUROPEAN STOCK INDEX	338	Units			13,427
VANGUARD GLOBAL EQUITY	1,565	Units			37,117
VANGUARD GROWTH INDEX	111	Units			3,688
VANGUARD INDEX TRUST SMALL CAP GROWTH	928	Units			18,567
VANGUARD INFLATION PROCTED SEC ADM CL	4,963	Units			121,344
VANGUARD INFLATION PROTECTED SECS	270	Units			3,365
VANGUARD INTERNATL VALUE PORTFOLIO	1,317	Units			55,269
VANGUARD INT'L GROWTH PORTFOLIO	795	Units			19,729
VANGUARD LONG-TERM BOND INDEX PORT	2,558	Units			29,795
VANGUARD LONG TERM INVMT GRADE INV	486	Units			4,401
VANGUARD MID CAP GRWTH INDX CL INVES	234	Units			5,961
VANGUARD MID CAP INDEX	2,307	Units			47,765
VANGUARD REIT INDEX FUND	388	Units			7,930
VANGUARD SMALL CAP STOCK INDEX TRUST	1,381	Units			44,980
VANGUARD STRATEGIC SMALL CAP EQ INVT	2,920	Units			56,442
VANGUARD TARGET RET 2015 FD INVESTOR CL	2,306	Units			30,120
VANGUARD TOTAL INTL STOCK INDEX FUND	6,304	Units			125,383
VANGUARD TOTAL STOCK MARKET	8,322	Units			294,256
VANGUARD VALUE INDEX	501	Units			12,991
VANGUARD/WELLESLEY INCOME	1,390	Units			30,338
VANGUARD WELLINGTON FUND	460	Units			14,997
VANGUARD WINDSOR II	2,506	Units			78,334
VAN KAMPEN COMSTOCK CLASS C	1,834	Units			32,083
VAN KAMPEN REAL ESTATE SEC CLASS C	1,170	Units			22,219
VAN WAGONER EMERGING GROWTH FUND	2,111	Units			8,951
VAN WAGONER SMALL CAP GROWTH	1,072	Units			9,400
WASATCH EMERGING MARKETS SMALL CAP FD	1,167	Units			2,288
WASATCH GLOBAL SCIENCE & TECHNOLOGY	1,939	Units			29,592
WASATCH INTERNATIONAL GROWTH	446	Units			8,906
WASATCH ULTRA GROWTH	627	Units			15,143
WELLS FARGO ASIA PACIFIC FD-INVESTOR	2,921	Units			39,224
WELLS FARGO MID CAP DISCIPLINED FD-INVES	211	Units			4,129
WESTCORE PLUS BOND FUND	1,525	Units			16,087
WESTERN ASSET CORE PLUS INSTITUTIONAL	1,277	Units			13,013
WESTPORT SELECT CAP CLASS I	1,290	Units			30,697
WILLIAM BLAIR VALUE DISCOVERY CLASS N	893	Units			10,102
WINTERGREEN FUND	11,611	Units			169,398
WRIGHT INTERNATIONAL BLUE CHIP	439	Units			9,858
YACKTMAN FOCUSED FD	2,226	Units			31,164
Total Registered Investment Companies					$30,916,663

Net Assets Pending Settlement					$(251,525)

TOTAL INVESTMENTS					$3,186,107,355

    AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS ACQUIRED AND DISPOSED IN 2007

	Number of
AEP STOCK FUND:	SHARES/UNITS		FAIR VALUE
American Electric Power Company, Inc. Common Stock $6.50 par value	(1,902,102)	Shares	$88,447,560
TOTAL - AEP STOCK FUND			$88,447,560

* Transactions are recorded on the trade date.  Negative units represent unsettled sale transactions.

AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Electric Power Company, Inc.:

We consent to the incorporation by reference in Registration Statements No. 333-128043 and 333-39402 on Form S-8 and Post-Effective Amendment No. 3 to Registration Statement No. 33-01052 of American Electric Power System Retirement Savings Plan on Form S-8 of our report dated June 30, 2008 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2007.

               /s/  DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Columbus, Ohio
June 30, 2008